United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [  ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [  ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [  ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [  ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Table of Contents

Press Release regarding the United States GAAP Financial Statements United States GAAP Supplemental Financial Information for 2003 of Companhia Vale do Rio Doce

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE YEAR 2003

The operational and financial information in this press release is, except where otherwise indicated, based on consolidated figures in accordance with the generally accepted accounting principles in the United States of America (US GAAP), and, other than information on investments and market behavior, is taken from quarterly reports reviewed by independent auditors. The main consolidated subsidiaries are: Caemi, Alunorte, RDM, RDME, RDMN, Urucum Mineração, Pará Pigmentos (PPSA), Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas and Rio Doce International Finance.

www.cvrd.com.br
rio@cvrd.com.br

Investor Relations department

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

2003 – A YEAR OF MANY RECORDS FOR CVRD

Rio de Janeiro, March 24, 2004 - Companhia Vale do Rio Doce (CVRD) reported net profit of US$ 1.548 billion for 2003, an all-time record representing profit per share of US$ 4.03 – substantially higher than its 2002 net profit of US$ 680 million, and 20.3% higher than its previous record net profit of US$ 1.287 billion in 2001.

Return on equity (ROE) was 31.7%, compared with 20.7% in 2002.

Cash flow, measured as Adjusted EBITDA (1), was also a record, reaching US$ 2.130 billion, 19.7% higher than in 2002.

CVRD also achieved numerous other records in 2003:

•	Gross revenue exceeded US$ 5 billion for the first time – at US$ 5.545 billion, 29.5% higher than the gross revenue for 2002.

•	CVRD’s consolidated exports under BR GAAP (generally accepted accounting principles in Brazil) were US$ 3.952 billion, 24.6% higher than the US$ 3.173 billion achieved in 2002.

•	CVRD’s net exports (exports less imports) were US$ 3.422 billion, 13.8% of Brazil’s entire foreign trade surplus for 2003.

•	Shipments of iron ore and pellets were 186.3 million tons, an increase of 22.2 million tons (13.5%) compared to the total sold in 2002.

•	Sales of alumina were 2.653 million tons, versus 989 thousand tons in 2002.

•	Ferro-alloy sales amounted to 502 thousand tons, up 5.5% from 2002.

•	Kaolin sales were 654 thousand tons, versus 330 thousand tons in 2002.

•	General third-party cargo (cargo other than iron ore and pellets transported for clients) totaled 26.3 billion net ton-kilometers (ntk), compared with 25.0 billion in 2002.

•	Capital expenditures totaled approximately US$ 2 billion.

CVRD’s good results in 2003 are due to the considerable growth in demand for ores and metals, and due to its own strong commitment to shareholder value creation. Such results require the consistent execution of a well-defined business strategy, with focus on maximizing the performance of existing assets, discipline in capital allocation, and cost of capital reduction.

The company’s cash generation has enabled it to finance its growth initiatives, which were analyzed based on their own merits as investments, in addition to providing a good distribution of dividends to shareholders.

In 2003 CVRD completed its expansion of production capacity at MRN, making it the largest bauxite mining operation in the world, and completed stage 3 of Alunorte, adding 825 thousand tons to its annual alumina production capacity. This year, Carajás will produce 70 million tons of the best iron ore in the world, and the Sossego mine will start operating, with capacity to produce on average 140 thousand tons of copper per year. All these projects benefit from very competitive investment and operation costs which translate into new platforms for shareholder value creation.

In 2003, the first year in which the new dividend policy was implemented, dividends of US$ 1.75 per share, totaling US$ 675 million, were disbursed. This compares with US$ 602 million, or US$ 1.57 per share, in 2002.

Dividends disbursed by CVRD in 2003 represented average dividend yield of 3.4% in US dollars. CVRD’s average dividend yield in 1999–2003 was 5.6%, the highest among the major global metals and mining companies. Total return to CVRD shareholders in US dollars in 2003 was 93.7% and the annual average in 1999–2003 was 40.2%.

In January 2004 CVRD’s management recommended to the Board a minimum dividend payment to shareholders of US$ 1.43 per share, or US$ 550 million. This amount is consistent with the expected free cash flow growth and the maintenance of prudent levels of financial leverage.

The company’s debt indicators show low leverage, high interest coverage and a significant increase in average maturity.

Highlights of fourth quarter of 2003

•	Record gross revenue of US$ 1.690 billion.

•	Record volume of iron ore and pellet shipments: 55.7 million tons.

•	Record volume of alumina shipments: 756 thousand tons.

•	General third-party cargo transportation: 6.4 billion ntk.

•	Cash generation, measured by Adjusted EBITDA of US$ 568 million, lower than the US$ 630 million of 3Q03, but 29.7% higher than in 4Q02.

•	Net profit of US$ 270 million, or US$ 0.70 per share, lower than the 3Q03 net profit of US$ 468 million and the 4Q02 net profit of US$ 569 million. Some of the factors responsible for this reduction are non-recurring.

SELECTED FINANCIAL INDICATORS

	US$ million
	4Q02	3Q03	4Q03%		%	2002	2003	%
	(A)	(B)	(C)	(C/A)	(C/B)	(D)	(E)	(E/D)
Gross Revenues	1,101	1,483	1,690	53.5	14.0	4,282	5,545	29.5
Gross Margin (%)	44.4	43.3	38.6	—	—	45.1	41.5	—
Adjusted EBIT (2)	341	501	392	15.0	-21.8	1,429	1,644	15.0
Adjusted EBIT Margin (%)	32.2	35.0	23.9	—	—	34.7	30.7	—
Adjusted EBITDA	438	630	568	29.7	-9.8	1,780	2,130	19.7
Net Earnings	569	468	270	-52.5	-42.3	680	1,548	127.6
Gross Debt/ LTM Adjusted EBITDA (3) (x)	1.87	2.15	1.89	—	—	1.87	1.89	—

IMPORTANT RECENT EVENTS

In recent months negotiations with important implications for CVRD’s iron ore business have been concluded. CVRD has also strengthened its formal commitment to good corporate governance practices. Moreover, progress has been made on the program to simplify the Company’s operational structure. A 30-year bond was issued in the global capital markets and a substantial capital expenditure budget for 2004 was approved.

•	2004 reference prices for iron ore and pellets

For the fourth consecutive year CVRD led the price negotiations with the world’s largest steel makers.

In January, CVRD concluded negotiations with its clients to set iron ore reference prices for 2004. The result was an average price increase of 18% from the levels in force in 2003.

In February, new reference prices for pellets, on average 19% higher than for 2003, were negotiated with the clients.

•	Long-term iron ore supply contracts

In December 2003, CVRD and the Shanghai Baosteel Group Corporation (Baosteel), China’s largest steel producer, signed a long-term iron ore supply contract for 10 years, from 2006 to 2016. Under this contract, which is in addition to the contract signed in October 2001, CVRD will ship increasing annual levels of iron ore, to meet Baosteel’s growing needs, up to 14 million/year in 2010. Taking together with the regular six million tons/year volume agreed to under the previous contract, CVRD will be selling 20 million tons/year of iron ore to Baosteel from 2010 onward.

In February 2004 CVRD entered into two other important iron ore supply contracts. Under a 10-year contract, CVRD will ship 10 million tons/year of iron ore to Corus, one of Europe’s principal steel makers, making it Corus’s principal supplier of iron ore. CVRD currently supplies about five million tons/year to Corus.

The contract with Arcelor, the world’s largest steel producer, is for shipments of 20 million tons/year of fines and lumps to its European steel mills up to 2009. The sales of pellets produced by Hispanobras, the Brazilian joint venture between CVRD and Arcelor, and the sales of CVRD’s iron ore and pellets to Arcelor’s mills in Brazil, are not part of this contract.

Long-term contracts create a closer relationship between CVRD and its clients, offering them the guarantee of a long term supply of high quality iron ore and pellets and facilitating the development of value-creating solutions for the steel mills.

•	Steel slabs project

In February 2004 CVRD and Baosteel signed contracts with engineering companies for a feasibility study on a joint venture to build and operate an integrated steel plant in São Luís, in the Brazilian State of Maranhão, for the production of 3.7 million tons/year of steel slabs. Preliminary startup is scheduled for 2007.

Aiming to leverage growth of its sales of iron ore and pellets, CVRD has the strategic objective of encouraging the development of projects to manufacture semi-finished steel products in Brazil since the country has clear comparative advantages in producing them. CVRD may become a minority shareholder in these projects.

•	Corporate governance

In December 2003, CVRD joined the Differentiated Corporate Governance Practices Program of the São Paulo stock exchange (Bovespa), in which the company gives formal commitment to follow good governance practices. This reflects CVRD’s respect for investors’ rights, and is further evidence of its commitment to a transparent management model that ensures full management accountability to shareholders, and rapid and efficient disclosure.

•	Simplification of operational structure

Continuing the process of simplification of its operational structure, in December 2003 CVRD absorbed the following companies: Rio Doce Geologia e Mineração S.A. – Docegeo, Mineração Serra do Sossego S.A. (MSS), Vale do Rio Doce Alumínio S.A. – Aluvale, and Mineração Vera Cruz S.A. (MVC).

The objective of this process is to reduce costs and increase transparency.

•	Debt issues

In January 2004 CVRD issued US$ 500 million in 30-year bonds (CVRD 2034). This bond is the longest ever issued by a Brazilian company in the international capital markets.

Moody’s Investors Service assigned this bond, which represents pure CVRD credit, a rating of Ba2. The issue was placed with an yield to maturity of 8.35% per annum, 336 basis points above the yield of the equivalent US Treasury bonds.

•	Capital expenditure program for 2004

In January CVRD announced its capital expenditure program of US$ 1.815 billion for 2004. Of this total, US$ 1.202 billion is “growth capex” – mineral exploration and projects – and US$ 613 million is “stay-in-business Capex” – maintenance, modernization, environmental protection and IT.

Of the growth capex, US$ 1.138 billion is allocated to greenfield and brownfield projects. The most important projects are the expansion of iron ore, bauxite, alumina and potash production capacity, conclusion of the Sossego copper project, the development of the copper project 118, building of power generation plants, and acquisition of wagons and locomotives for iron ore and general cargo transportation for customers.

Investments in mineral exploration are estimated to be US$ 78 million.

BUSINESS OUTLOOK

China continued to exercise a predominant influence on the ores and metals market in 2003. Chinese demand for steel grew 25%, and China satisfied such demand by an increase of 21.2% in domestic production – which is the first time a country has exceeded 200 million tons of annual steel production – and by importing 38 million tons of steel products. China’s imports of other metals also increased, with refined copper increasing by 17%, copper concentrate by 28%, and alumina by 21%.

Seaborne iron ore trade grew by an extraordinary 10.3% in 2003, an increase of 50 million tons, to 537 million tons – its largest expansion ever in volume terms. China accounted for 72% of this increase, its imports having grown from 112 million tons in 2002 to 148 million tons in 2003. Western Europe’s imports increased 5 million tons in the year, Japan’s by 4 million tons (from 126 to 130 million tons), the US’s by 2 million tons and Argentina’s by 2 million tons.

Strong Chinese demand has changed the dynamics of the global iron ore market. In the last five years, the seaborne trade grew at an average rate of 5.2% per year, while China’s imports grew at 23.4% per year, accounting for 80% (96 million tons) of the overall growth in the period. Over the 1990s, growth was slower, averaging 3% in 1992–1999.

For 2004, CVRD estimates that seaborne trade will grow 7.1%, amounting to an additional 40 million tons. This expansion should keep the iron ore industry working at full capacity, and maintain the current pressures on the logistics system, railroads, ports and maritime transportation. We thus expect the demand for manganese and alloys, which tends to correlate with iron ore demand, also to remain strong. This year, CVRD will have RDMN operating at full capacity.

In the first two months of 2004, China imported 31.6 million tons of iron ore, 36.7% more than in the first two months of 2003. At the same time, global steel production increased 10.4% and global steel production excluding China grew at 5.7%.

The combination of the synchronized recovery in the world economy and the performance of China was clearly a factor in the continuing strong demand for ores and metals. Such phenomenon, combined with the restrictions on short-term growth in the supply of ore products, suggests a relatively long cycle, similar to that of the second half of the 1980s.

The secular growth in Chinese demand for ore products has significantly affected the behavior of mineral prices in relation to those of manufactured products. Gains in productivity arising from the IT revolution and the emergence of China as both a platform for low cost production of industrial products and also a major consumer of ores and metals is likely to produce a lasting change in relative prices. As a result, contrasting to recent past, it is highly probable that prices of ores and metals will cease to have a deflationary effect on the world economy.

On the supply side, the mining and metals industry reacted to the Southeast Asian crisis of 1997-1998 by cutting investment in expansion of capacity and ore exploration. CVRD estimates that annual growth capex fell by approximately 50% in nominal terms from 1997 to 2002.

Finally, a weakening of the US dollar acts in favor of ores and metal prices, especially gold, copper and aluminum.

We believe there is a structural imbalance between demand and supply in many products, including iron ore, alumina and copper concentrate, which are impossible to correct in the short term. As a result, there is a medium-term shortage scenario which should have a positive effect on the performance of CVRD, given its low operational and investment costs.

The restrictions that the Chinese government has put on construction of steel mills and aluminum smelters will not be able to reverse the current trend, but only to smooth the acute shortage of raw materials that would arise from an excessive volume of investments.

The growth of CVRD’s logistics services has not correlated with Brazilian GDP, due to considerable repressed demand. We see investment in rolling stock as necessary for continuing expansion to meet such demand. CVRD is investing significantly in logistics, having recapitalized Ferrovia Centro-Atlântica, and recently ordered thousands of wagons and more than one hundred locomotives. As a result of such orders, the total horse power (HP) of CVRD ´s locomotive fleet will increase 43.2% against the end of 2002, when it was 1.7 million HP.

Brazilian agricultural output has expanded quickly in recent years, due to, among other factors, the growing use of fertilizers, annual consumption of which has risen on average 6% per annum since the beginning of 1990s. This has transformed Brazil into the world’s fourth largest consumer of fertilizers, leading currently to strong demand pressure for potash, the raw material for production of fertilizer, 2003 consumption of which was 6.7 million tons. CVRD, Brazil’s only producer of potash, is able to meet only 10% of the domestic demand, even with Taquari-Vassouras mine operating above its nominal capacity.

For 2004, the IBGE (Brazilian Statistics Institute) expects an 8% increase in the Brazilian harvest, to 132 million tons, indicating good conditions for the potash market.

OPERATIONAL PERFORMANCE IMPROVEMENT

•	Record sales and revenues in spite of capacity constraints

CVRD’s gross operating revenue in 2003 was US$ 5.545 billion, 29.5% higher than the US$ 4.282 billion of 2002. Most of the increase, US$ 799 million, is due to sales volume growth, and the remaining US$ 464 million is due to price increases.

The 2003 reported gross revenue includes US$ 277 million for Caemi and US$ 61 million for FCA. The results of these companies began to be consolidated into CVRD’s financial statements in September 2003.

Ferrous mineral products provided 69.4% of the total revenues, or US$ 3.849 billion. To this total, iron ore contributed US$ 2.662 billion, pellets US$ 793 million, manganese and ferro-alloys US$ 349 million, and the operation of pelletizing plants US$ 45 million.

The expansion of global iron ore demand, much greater than the market had expected, posed a major challenge to CVRD. To meet this challenge CVRD increased iron ore production to a record 150 million tons – or 186 million tons, with the consolidation of Caemi – in spite of the problems at the Gongo Soco mine, which produced 2.7 million tons less in the year than its 5.9-million-tons nominal capacity due to a temporary shutdown in the first quarter. Furthermore, to meet clients’ demand, CVRD acquired 9.2 million tons of iron ore from small mining companies in the “iron quadrangle” of Minas Gerais state.

Congestion in ports resulted in demurrage charges of US$ 46 million, compared with US$ 20 million in 2002. To increase port capacity, at the end of 2003, CVRD completed the construction of Pier III at its Ponta da Madeira Port Terminal, adding 18 million tons of annual shipping capacity. CVRD is also investing in expansion and acceleration of loading capacity at the Tubarão Port, and ordered 50 locomotives and 3,117 iron ore rail freight wagons in 2003 and 2004.

The expansion of production capacity at Carajás to 70 million tons/year has been brought forward to 2004, one year earlier than originally planned, but even so third-party iron ore purchasing will increase this year due to the closing of the Capanema mine in the Southern System, which produced 6.4 million tons in 2003. This will be replaced by the Fábrica Nova mine, on which development began last year and startup is scheduled for 2005, producing 10 million tons/year in the first phase. The second phase, planned for 2009, will increase its production capacity to 15 million tons/year.

Over time, due to the substantial volume of iron ore reserves and the availability of logistics infrastructure, CVRD has enough flexibility to satisfy the increase in global demand by making investments at very competitive costs.

Total volume of iron ore and pellets in 2003 was 186.3 million tons – 162.7 million of iron ore and 23.6 million of pellets – an increase of 13.5% from 164.2 million tons in 2002. Even excluding Caemi’s total shipments of 13.9 million, the resulting 172.4 million tons is an all-time record.

CVRD’s average realized price for iron ore in the year was US$ 16.36 per ton, 9.4% more than the 2003 average of US$ 14.95 per ton. The average realized price of pellets rose 8.4%, from US$ 30.96 per ton in 2002 to US$ 33.56 per ton.

The European Union, having bought 49.7 million tons, or 26.7% of the total sold, was the largest destination of CVRD’s 2003 iron ore and pellet sales. Of this total, 19.8 million went to Germany. The domestic market absorbed 25.3% of sales, or 47.1 million tons. Sales to China were 29.5 million tons. The Japanese steel industry bought 18.1 million tons of iron ore and pellets from CVRD.

The ongoing restructuring of the Chinese steel industry resulted in an increasing number of companies using new state-of-the-art technology, leading them to demand iron ore with high iron and low silica content – favoring the expansion of CVRD’s sales to that market.

Manganese ore sales totaled 885 thousand tons, compared with 665 thousand tons in 2002. At the same time, Ferro-alloy shipments increased 5.5%, with an average price increase of 18%, reflecting increased demand caused by the strong 6.8% increase in worldwide steel production in 2003.

CVRD’s revenues from aluminum products were US$ 852 million, or 15.4% of its total revenues. Sales from aluminum products were led by alumina with US$ 495 million.

CVRD sold 2.653 million tons of alumina, at an average price of US$ 186.58 per ton, compared with US$ 160.77 per ton in 2002. The 2003 average price represented 13.1% of the average price of aluminum on the LME, reflecting the positive impact of new contracts signed after the capacity increase which resulted from the startup of Alunorte’s module 3. The company used not only its current production of 2.3 million tons, but also inventories from the end of 2002, as well as swap transactions with other producers which created certain inter-temporal mismatches. Sales of primary aluminum, generated by CVRD ´s take of Albras production, totaled 210 thousand tons which, at an average price of US$ 1,409.52 per ton, generated revenue of US$ 296 million.

Sales of industrial mineral products amounted to US$ 190 million – US$ 94 million from potash and US$ 96 million from kaolin – compared with US$ 136 million in 2002.

The increase in the average price of potash from US$ 124.50 in 2002 to US$ 139.50 in 2003 more than offset a fall in sales volume from 731 thousand tons to 674 thousand tons. Hence, revenues rose 3.3%. The reduction in volume sold reflected the use of inventories in 2002. The potash output of the Taquari-Vassouras plant, of 658 thousand tons, was a record, and higher than that plant’s nominal production capacity of 600 thousand tons/year.

Total sales of kaolin were 654 thousand tons versus 330 thousand tons in 2002. This figure includes the shipments of Cadam, consolidated in the last four months of 2003. Without the Cadam shipments, the volume of 423 thousand tons sold by PPSA is also a new record. There is still idle capacity at PPSA, and the development of two new products, Para Print and Century S, together with additional marketing efforts in Europe and the US, indicate prospects of using this growth potential in 2004 and 2005.

CVRD’s revenues from logistics services totaled US$ 604 million, or 10.9% of its total revenue, and 31.9% more than in 2002. Railroads contributed US$ 373 million, ports US$ 144 million and shipping US$ 87 million.

39% of the logistics division’s revenues came from services to the steel industry. Services to the agricultural industry have been growing fast, mainly for soybeans, soy meal, sugar and fertilizers, providing 22.8% of CVRD’s logistics revenues in 2003. Also growing is the inter-modal transportation business, increasing 16.6% in 2003. This service category involves more complex operations such as integrated management of the logistics chain for large industrial companies. Other important activities are transportation of fuels, chemicals, cement, granite and wood pulp.

CVRD’s railroads – EFVM, EFC and FCA – have been improving their energy efficiency, consuming less fuel and thus reducing costs and reducing environmental impact. EFC reduced its consumption of diesel per thousand gross ton-kilometers to 1.38 liters, 10% less than in 2001. EFVM and FCA reached historic lows of 2.30 and 7.64 liters, respectively, in the year.

Approximately 70% of gross operating revenues is derived from exports. Europe is the most important market for CVRD, although its share of total sales has decreased from 34.8% in 2002 to 32.2% last year. This occurred despite the fact that sales to Europe increased 19.6% in 2003. The reduction in Europe ´s share of sales was a result of increasing share of total sales directed to Asia, which increased from 18.8% in 2002 to 22.6% in 2003. Such increase occurred mostly as a consequence of the fast growth in sales to China, which were US$ 330 million in

2003 and amounted to US$ 580 million in 2003. As a result, China became CVRD ´s largest export destination (by country) accounting for 10.5% of sales, surpassing Japan which accounted for 7.6%.

CVRD’s total gross revenue in the fourth quarter of 2003 was US$ 1.690 billion, 53.5% more than in 4Q02, and 14% more than in 3Q03. Caemi contributed US$ 71 million in 3Q03 and US$ 206 million in 4Q03.

Gross revenue of the ferrous minerals division in 4Q03 was US$ 1.164 billion, compared with US$ 804 million in 4Q02 and US$ 999 million in 3Q03.

Total shipments of iron ore and pellets in 4Q03 constituted a new record for CVRD, at 55.7 million tons, providing revenue of US$ 1.061 billion. Even excluding the 10.5 million tons of Caemi’s iron ore shipments, the remaining 45.2 million is still a record, surpassing the 44.0 million tons shipped in 4Q02. Shipments of pellets totaled 6.8 million tons in the quarter, compared with 6.9 million tons in 4Q02 and 5.5 million tons in 3Q03.

The average price of iron ore shipped in 4Q03 was US$ 16.81 per ton, and the average price of pellets was US$ 35.10.

Products from the aluminum chain – bauxite, alumina and primary aluminum – earned total revenues of US$ 245 million in 4Q03, US$ 145 million in 4Q02 and US$ 237 million in 3Q03. Sales of alumina in the fourth quarter were 756 thousand tons, 1.2% more than in 3Q03, for an average price of US$ 197.09 per ton.

4Q03 revenue from logistics services was US$ 191 million, almost twice as much as 4Q02 (US$ 98 million), and 20.8% higher than in 3Q03. General third-party cargo totaled 6.4 billion ntk, slightly up from 4Q02, and down from the 3Q03 record of 7.4 billion net ton-km. Due to seasonal factors relating to the annual harvest, this activity generally peaks in the second and third quarters.

VOLUME SOLD – IRON ORE AND PELLETS

	thousand tons
	4Q02%		3Q03%		4Q03%		2002	%	2003	%
Iron ore	37,071	84.3%	41,143	88.3%	48,839	87.7%	143,576	87.5%	162,683	87.3%
Pellets	6,889	15.7%	5,475	11.7%	6,837	12.3%	20,577	12.5%	23,626	12.7%

Total	43,960	100.0%	46,618	100.0%	55,676	100.0%	164,153	100.0%	186,309	100.0%

IRON ORE AND PELLETS SALES BY DESTINATION

	thousand tons
	2003	%
EU	49,681	26.7%
Germany	19,753	10.6%
France	8,842	4.7%
Belgium	6,743	3.6%
Italy	5,587	3.0%
Others	8,756	4.7%
CHINA	29,460	15.8%
JAPAN	18,126	9.7%
SOUTH KOREA	7,538	4.0%
MIDDLE EAST	5,780	3.1%
USA	3,849	2.1%
REST OF THE WORLD	24,791	13.3%
BRAZIL	47,084	25.3%
Total	186,309	100.0%

VOLUME SOLD – ORE AND METALS

	thousand tons
	4Q02	3Q03	4Q03	2002	2003
Gold (ounces)	40,639	14,211	2,026	331,479	61,763
Manganese	123	238	207	665	885
Ferro-alloys	107	134	152	476	502
Alumina	502	747	756	989	2.653
Primary Aluminum	51	54	56	196	210
Bauxite	180	520	501	1,125	1,472
Potash	203	198	169	731	674
Kaolin	95	182	280	330	654

LOGISTICS SERVICES

	thousand tons
	4Q02	3Q03	4Q03	2002	2003
Railroads (million ntk)	6,355	7,371	6,402	25,027	26,295
Ports	6,003	6,772	6,896	22,723	26,445

GROSS REVENUES BREAKDOWN

	US$ million
	4Q02%		3Q03%		4Q03%		2002	%	2003	%
Iron Ore	541	49.1	701	47.3	821	48.6	2,147	50.1	2,662	48.0
Pellet plant operation services	9	0.8	12	0.8	14	0.8	36	0.8	45	0.8
Pellets	187	17.0	205	13.8	240	14.2	637	14.9	793	14.3
Gold	13	1.2	5	0.3	0	0	103	2.4	21	0.4
Logistics services	98	8.9	159	10.7	192	11.4	458	10.7	604	10.9
Aluminum, alumina and bauxite	150	13.6	243	16.4	254	15.0	462	10.8	852	15.4
Manganese and ferro-alloys	67	6.0	81	5.5	104	6.1	282	6.6	349	6.3
Potash	24	2.2	28	1.9	24	1.4	91	2.1	94	1.7
Kaolin	12	1.1	25	1.7	41	2.4	45	1.1	96	1.7
Others	0	0	24	1.6	—	—	21	0.5	29	0.5

Total	1,101	100.0	1,483	100.0	1,690	100.0	4,282	100.0	5,545	100.0

GROSS REVENUES BY DESTINATION

	US$ million
	4Q02%		3Q03%		4Q03%		2002	%	2003	%
Domestic market	335	30.4	463	31.2	481	28.5	1,354	31.6	1,705	30.7
External market	766	69.6	1,020	68.8	1,209	71.5	2,928	68.4	3,840	69.3
USA	33	3.0	53	3.6	37	2.2	198	4.6	189	3.4
Europe	387	35.1	417	28.1	614	36.3	1,492	34.8	1,784	32.2
Japan	79	7.2	113	7.6	98	5.8	275	6.4	419	7.6
Asian, ex Japan	141	12.8	263	17.7	276	16.3	533	12.4	831	15.0
Rest of the World	126	11.4	174	11.7	184	10.9	430	10.0	617	11.1

Total	1,101	100.0	1,483	100.0	1,690	100.0	4,282	100.0	5,545	100.0

•	Record operational result in 2003

CVRD achieved its best-ever operational result in 2003 with a record Adjusted EBIT of US$ 1.644 billion, 15.1% more than its 2002 Adjusted EBIT of US$ 1.429 billion.

Adjusted EBIT margin was 30.7%, and although this was lower than the 34.7% achieved in 2002, it is well above the average of 25.5% for 1997–2002.

The 400 basis point reduction in the 2003 Adjusted EBIT margin is explained by: (i) consolidation of Caemi, 15%; (ii) consolidation of FCA, 23%; (iii) non-recurring asset write-offs which have no cash impact, 16%; (iv) increase in fiscal contingencies without cash impact in 2003, 7%; (v) operating performance of CVRD, 39%.

The asset write-offs at Caemi, a non-recurring event without any cash impact, resulted in the reduction of its Adjusted EBIT margin from 25.8% to 19.5%.

The increase of US$ 1.227 billion in net operational revenue was a key factor in the 2003 operational results. On the other hand, the increase of US$ 865 million in cost of goods sold (COGS) – of which US$ 238 million came from the consolidation of Caemi and FCA – was a factor limiting Adjusted EBIT growth.

There were four important components in the increase in COGS:

(i) Material costs increased by US$ 283 million due to (a) the significant increase in the company’s total production, and (b) a 43% increase in the price of fuel and oil. Expenses on fuel (oil and gas) were 46.1% of total materials cost in 2003, compared with 40.5% in 2002.

(ii) Cost of outsourced services increased US$ 248 million. Caemi uses MRS Logística’s railroad to transport its iron ore output, resulting in a cost of US$ 94 million. In 2003, the western mines of the Southern System (previously components of Ferteco) also moved part of their output via MRS railroads, for a total freight cost of US$ 39 million in 2003, compared with US$ 28 million in 2002. The significant increase in sea freight prices also added US$ 16 million to the change in COGS. Furthermore, the overall growth in the company’s operations in the year also contributed to the increase.

(iii) Expenditures on acquisition from third parties of products other than iron ore and pellets increased from US$ 422 million in 2002 to US$ 604 million. The 40.3% increase in the production of alumina meant proportional growth in purchases of bauxite by MRN, adding expenditure of US$ 115 million. Similarly, the increase in the sales volume and prices of primary aluminum translated into an increase of around US$ 39 million in CVRD’s payment under its commitment to take up a percentage of Albras’s output.

(iv) Finally, excess demand for iron ore and the resulting pressure on iron ore logistics resulted in an increase of US$ 26 million in demurrage expenses.

There were also increases in the other items of COGS, recorded in other operational expenses, reducing Adjusted EBIT by US$ 80 million. They include an increase of US$ 37 million in provisions for ICMS tax and US$ 12 million in write-offs of assets at the São Luís pelletizing plant – not resulting in cash disbursement.

Adjusted EBIT in the fourth quarter of the year was US$ 392 million, 15% more than 4Q02’s US$ 341 million, and 21.8% lower than the 3Q03’s US$ 501 million. The Adjusted EBIT margin in 4Q03, at 23.9%, was lower than the 32.2% achieved in 4Q02 and 35.0% in 3Q03.

Five factors explain the decrease of 1.110 basis point in the 4Q03 Adjusted EBIT margin vis-à-vis that of 3Q03: (i) consolidation of Caemi, 9%; (ii) consolidation of FCA, 20%; (iii) asset write-offs at CVRD, which are non-recurring and non-cash events, 12%; (iv) increase in fiscal contingencies without cash impact on the quarter, 10%; (v) operating performance of CVRD, 49%.

The asset write-offs at Caemi in the 4Q03 caused a decrease in its Adjusted EBIT margins from 25.2% to 16.8%.

Moreover, there was an increase of US$ 193 million in cost of goods sold, partially offsetting the US$ 206 million growth in net operational revenue. The main elements of the cost increase were the US$ 89 million increase in the cost of outsourced services, US$ 26 million in personnel expenses, US$ 38 million in material, US$ 18 million in electricity and US$ 9 million in demurrage costs, compared with the previous year. The main element in the increase in the cost of outsourced services was the cost of transportation by MRS – US$ 72 million for Caemi and US$ 11 million for the western mines. Half of the increase in personnel expenses was due to the consolidation of Caemi and FCA, and the rest was due to various provisions. The main factor in the increase of cost of material was an increase of some US$ 16 million in expenditure on fuels and gases.

ADJUSTED EBIT MARGIN

	%

1997	1998	1999	2000	2001	2002	2003
16.7	23.9	29.8	23.5	24.4	34.7	30.7

CASH GENERATION OF US$ 2.130 BILLION – A NEW RECORD

CVRD’s cash generation in 2003, as measured by Adjusted EBITDA was US$ 2.130 billion, also a new record for the company, and 19.7% higher than in 2002, when Adjusted EBITDA was US$ 1.780 billion. The contribution of Caemi to Adjusted EBITDA was US$ 88 million, while FCA had a negative effect of US$ 28 million.

The Adjusted EBITDA for 2003 includes US$ 39 million for write-offs of assets: – US$ 17 million in Caemi, US$ 17 million in RDM and US$ 5 million in PPSA – and US$ 12 million of write-offs of pre-operational expenses.

The US$ 350 million growth in cash generation in the year is made up of increases of US$ 215 million in Adjusted EBIT, US$ 106 million in dividends received from companies not consolidated in the results, and US$ 24 million in depreciation, amortization and depletion (DA).

Dividends CVRD received in 2003 totaled US$ 197 million, of which US$ 78 million from Samarco, US$ 52 million from CST, US$ 27 million from MRN and the remaining US$ 40 million from various other affiliated companies and joint ventures. The main elements of the overall increase in dividends received, in relation to 2002, were the increases of US$ 61 million in the dividends paid by Samarco and US$ 48 million in the dividends paid by CST.

Adjusted EBITDA in 4Q03 was US$ 568 million, 29.7%, more than in 4Q02, but 9.8% lower than in 3Q03.

The main factors in the US$ 130 million increase in the 4Q03 vis-à-vis 4Q02 were an increase of US$ 51 million in Adjusted EBIT, an increase of US$ 40 million in dividends received, and an increase of US$ 35 million in DA. The overriding factor in the US$ 62 million reduction in adjusted Adjusted EBITDA from 3Q03 to 4Q03 was the reduction of US$ 109 million in Adjusted EBIT.

The ferrous mineral division provided 77.3% of CVRD’s 2003 cash generation, slightly down from 79% in 2002. The aluminum business increased its contribution to Adjusted EBITDA from 5.2% in 2002 to 9.3%, due to both the increase in sales of alumina and also the fact that Alunorte was consolidated for the 12 months of 2003 (in 2002, the consolidation of Alunorte’s figures into CVRD began only in July). The contribution of logistics services remained stable, at 8.5% in 2003, compared to 8.4% in 2002.

ADJUSTED EBITDA

	US$ million
	4Q02	3Q03	4Q03	2002	2003
Net Operating Revenues	1,059	1,432	1,638	4,123	5,350
COGS	(589)	(812)	(1,005)	(2,263)	(3,128)
S,G &A	(51)	(74)	(97)	(224)	(265)
Research and Development	(14)	(22)	(37)	(50)	(82)
Other Operational Expenses	(64)	(23)	(107)	(157)	(231)
ADJUSTED EBIT	341	501	392	1,429	1,644
Depreciation, Amortization & Exhaustion	43	63	78	214	238
Dividends Received	19	66	59	91	197
Adjustment for Non-recurring Items (asset impairment)	35	—	39	46	51
Adjusted EBITDA	438	630	568	1,780	2,130

ADJUSTED EBITDA BY BUSINESS AREA

	US$ million
	4Q02%		3Q03%		4Q03%		2002	%	2003	%
Ferrous Minerals	358	81.7	453	71.9	446	78.5	1,407	79.0	1,646	77.3
Non- Ferrous Minerals	5	1.1	21	3.3	2	0.4	65	3.7	32	1.5
Logistics	44	10.0	53	8.4	31	5.5	150	8.4	180	8.5
Aluminum	25	5.7	65	10.3	75	13.2	92	5.2	199	9.3
Others	6	1.4	38	6.0	14	2.5	66	3.7	73	3.4
Total	438	100.0	630	100.0	568	100.0	1,780	100.0	2,130	100.0

2003 RECORD EARNINGS – US$ 1.548 billion

CVRD’s net profit in 2003 increased US$ 868 million from the US$ 680 million achieved in 2002.

There were three main factors in this substantial increase: (i) an increase of US$ 1.227 billion in net operational revenues; (ii) the impact of 18.2% appreciation of the Real against the US dollar from December 2002 to December 2003 on the company’s net debt (4) denominated in foreign currency, creating a gain of US$ 242 million in 2003, compared to a loss of US$ 580 million in 2002; (iii) improvement in the performance of the affiliates and joint ventures that are not consolidated, contributing US$ 393 million to the increase in CVRD’s consolidated net profit. The 2003 net profit figure includes US$ 17 million due to the gain on sale of Fosfértil.

Albras recovered from its negative performance in 2002 (a loss of US$ 22 million) posting profit of US$ 203 million on primary aluminum sales of 434 thousand tons, compared to 406 thousand tons in 2002.

Samarco more than doubled its net profit in 2003, from US$ 56 million in 2002 to US$ 140 million in 2003, on shipments of 13.5 million tons of pellets and 2.5 million tons of iron ore, increases of 10.9% and 8.5%, respectively, against 2002. GIIC also had an outstanding performance, a profit of US$ 10 million in 2002 and US$ 24 million in 2003, on a considerable increase in pellet sales, from 3.1 million tons in 2002 to 3.9 million tons in 2003.

CVRD’s holdings in the steel industry contributed US$ 81 million to 2003 net profit, primarily due to the net profit of US$ 169 million at CST, which was an increase from the US$ 84 million achieved via operating improvements.

The main factors mitigating the increase in net profit in 2003 were increases of US$ 865 million in cost of goods sold and US$ 446 million in provisions for income tax and the Social Contribution tax.

CVRD’s net profit in 4Q03 was US$ 270 million. This was US$ 299 million less than its net profit in the fourth quarter of 2002, and also US$ 198 million less than its net profit in the third quarter of 2003.

The difference between the net profit for the 4Q03 and the same quarter in the previous year reflects (i) cost of goods sold increased US$ 416 million and (ii) the appreciation of the Real that benefited the result of 4Q02, which together with small variations in several other items more than offset the increase of US$ 579 million in net operational revenue.

The main factors in the reduction of quarterly net profit from 3Q03 to 4Q03 were (i) the US$ 193 million increase in cost of goods sold, and (ii) a US$ 66 million increase in provisions for income tax.

COGS BRAKDOWN

	US$ million
	4Q02%		3Q03%		4Q03%		2002	%	2003	%
Personnel	50	8.5	74	9.1	100	10.0	249	11.0	291	9.3
Material	145	24.6	194	23.9	232	23.1	477	21.1	760	24.3
Contracted Services	56	9.5	150	18.5	239	23.8	326	14.4	574	18.4
Acquisition of Iron Ore and Pellets	98	16.6	87	10.7	66	6.6	359	15.9	356	11.4
Acquisition of Other Products	128	21.7	175	21.6	169	16.8	422	18.6	604	19.3
Depreciation and Exhaustion	42	7.1	63	7.8	77	7.7	205	9.1	228	7.3
Energy	20	3.4	38	4.7	56	5.6	90	4.0	143	4.6
Others	50	8.5	31	3.8	66	6.6	135	6.0	172	5.5

Total	589	100.0	812	100.0	1,005	100.0	2,263	100.0	3,128	100.0

RESULT FROM SHAREHOLDINGS

	US$ million
	4Q02	3Q03	4Q03	2002	2003
Steel	15	26	21	23	82
Aluminum, Alumina and bauxite	82	27	24	39	146
Logistics	(7)	(1)	36	(88)	(52)
Iron Ore and Pellets	28	32	23	(66)	133
Others	3	5	(16)	5	(3)

Total	121	89	88	(87)	306

DEBT – LOW LEVERAGE, HIGH INTEREST COVERAGE AND LONGER AVERAGE MATURITY

CVRD’s total debt at December 31, 2003 was US$ 4.028 billion, a reduction from its level of US$ 4.304 billion at the end of September 2003. The 2003 bond maturing in December (CVRD 2003), totaling US$ 200 million, contributed to the reduction.

Net debt (4) at the end of 2003 was US$ 3.443 billion. Leverage measured as total debt / Adjusted EBITDA returned to a level below 2.0, at 1.89. With the full inclusion of the Adjusted EBITDA of Caemi in 2004, the trend is for this ratio to fall further.

Interest coverage measured by Adjusted EBITDA / interest payments, remained relatively stable, at 11.51, but was significantly higher than in 2002 (8.77) and 2001 (7.58).

One of the important objectives of the company’s financial policy is the lengthening of the debt maturity profile, aiming primarily to reduce refinancing risk. Indeed, the average maturity of its debt has more than doubled, from 2.98 years at December 2002 to 6.47 years in January 2004. This change was achieved without increasing the average cost of debt, which remained at around 6% per year, in US dollar terms.

Three issues made particularly important contributions to the increase in the average maturity of the debt: (i) the issue of export receivables securitization notes, with final maturity in 2013, with 4.43% annual coupon and face value of US$ 250 million, and two unsecured bonds; (ii) the issuance of a 10-year unsecured bond in August 2003 (CVRD 2013) with a face value US$ 300 million, 9.25% yield to maturity and 9% annual coupon; (iii) the issuance of a 30-year unsecured bond in January 2004 (CVRD 2034), with a face value of US$ 500 million, 8.35% yield to maturity and 8.25% annual coupon. The unsecured bonds established an important milestone, in that both were placed for yields lower than those offered by equivalent Brazilian sovereign bonds, and attracted an increasing proportion of high grade investors, who usually only acquire securities of companies that are rated investment grade. These developments undoubtedly reflect the global capital market’s confidence in CVRD’s financial solidity.

At the end of 2003, 93% of CVRD’s debt was denominated in US dollars, 1% in Yen, 1% in Euros and 5% in Brazilian Reais.

Guarantees given to companies not consolidated in CVRD’s results totaled US$ 283 million at the end of December 2003, a reduction from US$ 326 million at the end of the third quarter 2003. A figure very close to this total, US$ 271 million, is for long-term loans contracted by Albras, of which US$ 231 million matures in 2007 and US$ 40 million in 2010. At the end of 2003 Albras’s total debt was US$ 337 million, with leverage, as measured by total debt / Adjusted EBITDA, of 1.5x.

FINANCIAL EXPENSES

	US$ million
Financial Expenses on:	3Q03	4Q03	2002	2003
Local Debt	(6)	(9)	(47)	(24)
External Debt	(43)	(41)	(181)	(158)
Debt with Related Parties	(5)	(2)	(54)	(14)
Total Debt-related Financial Expenses	(54)	(52)	(282)	(196)

Gross Interest on:	3Q03	4Q03	2002	2003
Tax and Labour Contingencies	(10)	(24)	(50)	(46)
Tax on Financial Transactions (CPMF)	(6)	(8)	(10)	(23)
Derivatives	2	5	(43)	3
Others	(15)	(43)	10	(89)
Total Gross Interest	(29)	(70)	(93)	(155)
Total	(83)	(122)	(375)	(351)

DEBT INDICATORS

	US$ million
	4Q02	3Q03	4Q03	2002	2003
Gross Debt	3,331	4,304	4,028	3,331	4,028
Net Debt	2,240	2,964	3,443	2,240	3,443
Gross Debt / LTM Adjusted EBITDA (x)	1.87	2.15	1.89	1.87	1.89
Adjusted EBITDA / Interest espenses (5) (x)	8.76	11.67	14.95	8.77	11.51
Gross Debt / EV (6) (x)	0.25	0.24	0.16	0.25	0.16

 CAPITAL EXPENDITURE – FOSTERING GROWTH

•	Capital expenditure in 2003

CVRD’s capex in 2003 was US$ 1.988 billion. Of this total, US$ 979 million was allocated to promote organic growth (“growth capex”); US$ 507 million was “stay-in-business capex”, allocated to support and sustain existing business; and the remaining US$ 502 million, was spent on acquisitions.

2003 was an extremely important year in terms of investment for CVRD, due to the progress made on projects which have either already started producing growth in cash flow and higher return for shareholders, such as the expansion of MRN and the construction of Module 3 of Alunorte, or which will soon be doing so, such as Sossego and the expansion of Carajás. Also, Caemi, a company that holds world-class assets, was acquired on conditions that provide strong potential for value creation.

The investment in growth was composed of US$ 910 million invested in projects, and US$ 69 million allocated to mineral exploration.

The principal capital expenditure projects were:

•	US$ 61.0 million invested on the increase of annual iron ore production capacity at Carajás by 14 million tons. This increase was brought forward by almost 12 months from the original timetable, reflecting CVRD’s flexibility in implementing projects, and, as a result, Carajás will now be producing 70 million tons in 2004.

•	US$ 27.7 million in the development of the Fábrica Nova and Brucutu mines, both in the Southern System. The first phases of these two projects will start in 2005 and 2006, respectively, adding a total of 22 million tons/year of iron ore to CVRD’s production capacity.

•	US$ 9.9 million on the construction of Pier III at the Ponta da Madeira Port, which started operation at the end of 2003, shipping iron ore and pellets, and supporting the expansion of production capacity at Carajás.

•	US$ 95 million on the expansion at Alunorte, with US$ 66 million on Module 3, which was completed in April 2003; and US$ 29 million to build Modules 4 and 5, scheduled for startup in 2006.

•	US$ 329 million on the Sossego copper project, already operating and in the process of an initial ramp-up to achieve full commercial production in July of 2004. Sossego is the only greenfield copper project to become operational this year.

•	US$ 28.4 million in the expansion of capacity at the Taquari-Vassouras potash mine, from the current 600 thousand tons/year to 850 thousand tons/year, scheduled to be completed at the end of the first half of 2005.

•	US$ 156 million on the acquisition of rolling stock, with 44 locomotives and 1,860 railcars for transport of iron ore, and 57 locomotives and 1,126 railcars for general cargo transportation, adding a total of 101 locomotives and 2,986 wagons. Of this total, the manufacturers have already delivered 77 locomotives and 2,022 of the wagons.

•	US$ 17.5 million on the construction of the Candonga hydroelectric power plant, which is almost complete and become operational in 2004.

•	US$ 19.6 million on the construction of the Aimorés hydroelectric power plant, which is also scheduled to be inaugurated this year.

Of the US$ 69 million spent on mineral exploration, US$ 50 million was disbursed by CVRD and US$ 19 million disbursed by the Brazilian Development Bank (BNDES) under the Mineral Risk Contract signed in 1997. 63% of this total went into prospecting and research in the Carajás mineral province, where CVRD is primarily looking for copper, nickel, gold, metals of the platinum group, and manganese. 19% of the total was invested in other areas of Brazil to prospect for kaolin and bauxite in the east of Pará State, prospect for copper in the States of Ceará and Paraíba, and for nickel in Piauí, Goiás and São Paulo. The remaining 18% was invested in prospecting for deposits outside Brazil. CVRD has exploration offices in Peru and Chile, where the targets are copper and gold, and in Gabon, for manganese.

Acquisitions included the purchase of 100% of Rana, now Rio Doce Manganese Norway, a producer of ferro-manganese alloys, for US$ 17.6 million, the purchase of shares in the steel maker CST for US$ 57.8 million, increasing CVRD’s stake from 22.85% to 28.02%; and the purchase of 50% of the common stock and 40% of the preferred stock of Caemi for US$ 426.4 million, giving CVRD control of Caemi with 100% of its voting stock, 40% of the preferred shares, corresponding to 60.2% of the total capital. As a result of the Caemi transaction, CVRD has consolidated Caemi’s results in US GAAP since September 2003.

•	Capital expenditure budget for 2004

CVRD has budgeted capital expenditures of US$ 1.815 billion for 2004, of which US$ 1.202 billion is allocated to organic growth - exploration and projects - and US$ 613 million to “stay-in-business capex” - maintenance, modernization, environmental protection, and information technology.

The amount allocated to new (greenfield) projects and to increase the production capacity of existing (brownfield) projects is US$ 1.138 billion. The most important initiatives are to expand production capacity in iron ore, bauxite, alumina and potash, the completion of the Sossego copper project, initial development of the 118 project, electricity generation, and acquisition of rail wagons and locomotives for the transportation of iron ore and general cargo.

The projects in progress will increase CVRD’s annual production capacity over the next few years by 73 million tons of iron ore, 4.5 million tons of bauxite, 1.8 million tons of alumina, 250 thousand tons of potash and 185 thousand tons of copper. In all these projects the investment cost per ton of capacity is extremely competitive, and they are thus likely to generate considerable value for CVRD’s shareholders.

Startup of the Candonga and Aimorés hydroelectric power plants in 2004 will increase the company’s electricity generation capacity by 119 megawatts. This capacity increase add to the output of the power plants already operating (Igarapava, Porto Estrela and Funil Plants) will enable CVRD to be self-sufficient in electricity for all its consumption in the Southern System (the iron ore mines, the Vitória-Minas railroad, the Tubarão port, and pelletizing plants), and also for part of the energy consumption of the copper mines in Carajás.

The purchase of 88 locomotives and 3,178 wagons will increase CVRD’s rail fleet, which was 744 locomotives and 30,473 wagons at the end of 2003, by enough to transport the additional iron ore output and meet clients’ increased demands for logistics services. The greater part of the new rolling stock investment will go into general third-party cargo transportation ( 82 locomotives and 1,921 wagons).

CVRD has a multi-commodity mineral exploration program, with planned expenditure of US$ 78 million in 2004, involving at least seven different types of minerals, and spanning the globe. Although 77.1% of the total spending is planned for Brazil – 41.6% of the total in the Carajás mineral province – CVRD is also involved in exploration in South America (Peru and Chile), Africa (Gabon, Mozambique and Angola) and Asia (Mongolia and China), and is evaluating opportunities in several other countries.

•	Divestitures

CVRD sold the following assets in 2003:

(i)	ships, owned by Docenave, for US$ 36 million, due to the strategic decision to leave the trans-oceanic transportation business;

(ii)	the Fazenda Brasileiro gold mine, for US$ 21 million due to the fact that it was close to exhaustion;

(iii)	the stake in Fosfértil, for US$ 83 million, since this was a portfolio investment.

TELECONFERENCE AND WEBCAST

On Thursday 25 March CVRD will hold a teleconference and webcast at 2:00 pm Rio de Janeiro time, 12:00 noon US Eastern Time, and 5:00 pm UK Time to present 2003 results. For access instructions, see the Investor Relations section of CVRD’s website, www.cvrd.com.br. A playback of the event will be available on the site for 90 days after the event.

FINANCIAL STATEMENTS

	US$ million
	4Q02	3Q03	4Q03	2002	2003
Gross operating revenues	1,101	1,483	1,690	4,282	5,545
Taxes	(42)	(51)	(52)	(159)	(195)
Net Operating Revenue	1,059	1,432	1,638	4,123	5,350
Cost of Goods Sold	(589)	(812)	(1,005)	(2,263)	(3,128)
Gross Profit	470	620	633	1,860	2,222
Gross Margin (%)	44.4	43.3	38.6	45.1	41.5
Selling, General and Administrative Expenses	(51)	(74)	(97)	(224)	(265)
Research and Development Expenses	(14)	(22)	(37)	(50)	(82)
Employee Profit-Sharing	(18)	(2)	(9)	(38)	(32)
Others	(46)	(21)	(98)	(119)	(199)
Operating Profit	341	501	392	1,429	1,644
Financial Revenues	40	27	18	127	102
Financial Expenses	(48)	(83)	(122)	(375)	(351)
Monetary Variation	257	(57)	(8)	(580)	242
Gains on Sale of Affiliates	—	—	17	—	17
Tax and Social Contribution (Current)	(8)	41	10	(12)	(90)
Tax and Social Contribution (Deferred)	(101)	(41)	(76)	161	(207)
Equity Income and Provision for Losses	121	89	88	(87)	306
Accounting Changes for Asset Write-offs	—	—	—	—	(10)
Minority Shareholding Participation	(33)	(9)	(49)	17	(105)
Net Earnings	569	468	270	680	1,548
Earnings per Share (US$)	1.48	1.22	0.70	1.77	4.03

BALANCE SHEET

	US$ million
	12/31/02	09/30/03	12/31/03
Assets
Current	2,589	3,139	2,474
Long-term	1,337	1,483	1,442
Fixed	4,029	6,878	7,518
Total	7,955	11,500	11,434
Liabilities
Current	1,508	2,602	2,253
Long Term	3,160	4,257	4,297
Shareholders’ Equity	3,287	4,641	4,884
Paid-up Capital	2,944	3,367	3,367
Reserves	343	1,274	1,517
Total	7,955	11,500	11,434

CASH FLOW STATEMENT

	US$ million
	4Q02	3Q03	4Q03	2002	2003
Cash flows from operating activities:
Net income	569	468	270	680	1,548
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	43	63	78	214	238
Dividends received	19	66	59	91	197
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(121)	(89)	(88)	87	(306)
Deferred income taxes	101	41	76	(161)	207
Provisions for contingencies	(1)	—	—	53	9
Impairment of property, plant and equipment	51	0	39	62	51
Gain on sale of investment	0	0	(17)	0	(17)
Gain in accounting practice for asset retirement obligations	0	—	—	0	10
Pension plan	3	3	4	11	12
Foreign exchange and monetary losses	(310)	13	5	1,031	(382)
Net unrealized derivative losses	7	21	20	83	43
Minority interest	33	9	49	(17)	105
Others	(73)	(20)	6	46	(15)
Decrease (increase) in assets:
Accounts receivable	49	(24)	(68)	(123)	37
Inventories	(26)	(27)	6	(69)	(22)
Others	(21)	(1)	(36)	(105)	(9)
Increase (decrease) in liabilities:
Suppliers	125	(2)	59	102	(18)
Payroll and related charges	1	(15)	(17)	23	(25)
Others	55	(71)	69	94	94
Net cash provided by operating activities	504	435	514	2,102	1,757
Cash flows from investing activities:
Loans and advances receivable	(41)	36	(56)	(6)	(51)
Guarantees and deposits	(17)	78	(13)	(78)	(99)
Additions to investments	0	(8)	1	(1)	(68)
Additions to property, plant and equipment	(258)	(443)	(594)	(766)	(1,543)
Proceeds from disposals of investment	(49)	0	83	0	83
Proceeds from disposals of property, plant and equipment	5	21	—	7	58
Net cash used to acquire subsidiaries	0	(380)	—	(45)	(380)
Net cash used in investing activities	(360)	(696)	(579)	(889)	(2,000)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(202)	(4)	(1)	(345)	(38)
Loans	(24)	46	22	(21)	46
Long-term debt	43	779	41	715	1,039
Repayments of long-term debt	(85)	(139)	(351)	(345)	(770)
Interest attributed to stockholders	(273)	(33)	(427)	(602)	(675)
Net cash used in financing activities	(541)	649	(716)	(598)	(398)
Increase (decrease) in cash and cash equivalents	(397)	388	(781)	615	(641)
Effect of exchange rate changes on cash and cash equivalents	86	(14)	26	(641)	135
Cash and cash equivalents, beginning of period	1,402	966	1,340	1,117	1,091
Cash and cash equivalents, end of period	1,091	1,340	585	1,091	585
Cash paid during the period for:
Interest on short-term debt	(15)	0	0	(46)	(7)
Interest on long-term debt, net of interest capitalized	(35)	(54)	(38)	(157)	(178)
Income tax	(8)	(6)	(16)	(12)	(55)
Non-cash transactions
Conversion of loans receivable to investments	(15)	(9)	(91)	(55)	(187)
Income tax paid with credits	0	0	0	0	(81)

APPENDIX

Reconciliation of “non-GAAP” information with corresponding US GAAP figures

(1) Adjusted EBITDA

The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

	US$ million
	1Q03	2Q03	3Q03	4Q03	2003
Operating cash flow	356	452	435	514	1,757
Income tax	0	108	(47)	(26)	35
Income tax paid	6	27	6	16	55
Monetary and Foreign Exchange Losses	92	1	44	3	140
Financial Expenses	41	32	12	61	146
Net Working Capital	(45)	(139)	140	(13)	(57)
Others	(8)	9	40	13	54
Adjusted EBITDA	442	490	630	568	2,130

(2) Adjusted EBIT

	US$ million
	1Q03	2Q03	3Q03	4Q03	2003
Net operating revenues	1,110	1,170	1,432	1,638	5,350
COGS	(641)	(670)	(812)	(1,005)	(3,128)
SG&A	(49)	(45)	(74)	(97)	(265)
Research & Development	(11)	(12)	(22)	(37)	(82)
Others operating expenses	(46)	(55)	(23)	(107)	(231)
Adjusted EBIT	363	388	501	392	1,644

(3) Gross Debt / last 12 months’ Adjusted EBITDA

	4Q02	3Q03	4Q03	2002	2003
Gross Debt / LTM Adjusted EBITDA (x)	1.87	2.15	1.89	1.87	1.89
Gross Debt / LTM Operating cash flow (x)	1.58	2.46	2.29	1.58	2.29

(4) Net Debt

RECONCILIATION BETWEEN GROSS DEBT VS. NET DEBT

	US$ million
	4Q02	3Q03	4Q03	2002	2003
Gross Debt	3,331	4,304	4,028	3,331	4,028
Cash and cash equivalents	1,091	1,340	585	1,091	585
Net Debt	2,240	2,964	3,443	2,240	3,443

(5) Adjusted EBITDA / interest expenses

	4Q02	3Q03	4Q03	2002	2003
Adjusted EBITDA / Interest expenses (x)	8.76	11.67	14.95	8.77	11.51
Lucro Operacional / Financial expenses (x)	6.82	7.04	9.28	10.32	8.89

(6) Gross Debt / Enterprise Value

	4Q02	3Q03	4Q03	2002	2003
Gross Debt / EV	0.25	0.25	0.24	0.25	0.16
Gross Debt / Total Assets	0.42	0.37	0.35	0.42	0.35

Enterprise Value = net debt + market capitalization

This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD Form 20F.”

Supplemental Financial Statements

The following unaudited information provides additional details in relation to the balance sheet and financial performance of equity investees as well as certain financial ratios.

EBITDA – Earnings Before Income Tax, Depreciation and Amortization

(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Aluminum Area – Valesul (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	9	15	17	17	58
Quantity sold - internal market	MT (thousand)	10	9	9	12	40

Quantity sold - total	MT (thousand)	19	24	26	29	98

Average sales price - external market	US$	1,505.49	1,516.01	1,518.30	1,570.41	1,530.98
Average sales price - internal market	US$	1,933.02	1,970.53	1,974.21	1,957.43	1,958.05
Average sales price - total	US$	1,730.60	1,685.83	1,668.32	1,731.60	1,703.44
Long-term indebtedness, gross	US$	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1	1	1	1

Total indebtedness, gross	US$	2	2	2	2	2

Stockholders’ equity	US$	84	92	96	90	90

Net operating revenues	US$	31	38	41	47	157
Cost of products	US$	(20)	(30)	(33)	(40)	(123)
Other expenses/revenues	US$	(2)	(5)	(1)	(2)	(10)
Depreciation, amortization and depletion	US$	1	2	1	2	6

EBITDA	US$	10	5	8	7	30
Depreciation, amortization and depletion	US$	(1)	(2)	(1)	(2)	(6)

EBIT	US$	9	3	7	5	24
Net financial result	US$	—	—	—	—	—

Income before income tax and social contribution	US$	9	3	7	5	24
Income tax and social contribution	US$	(1)	(2)	(2)	(2)	(7)

Net income	US$	8	1	5	3	17

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	9	12	8	13	42
Quantity sold - internal market	MT (thousand)	12	12	10	14	48

Quantity sold - total	MT (thousand)	21	24	18	27	90

Average sales price - external market	US$	1,467.44	1,481.49	1,485.09	1,413.67	1,459.01
Average sales price - internal market	US$	1,906.21	1,865.52	1,779.65	1,801.29	1,837.32
Average sales price - total	US$	1,720.97	1,663.20	1,654.96	1,618.98	1,661.77
Long-term indebtedness, gross	US$	2	1	1	1	1
Short-term indebtedness, gross	US$	1	1	—	1	1

Total indebtedness, gross	US$	3	2	1	2	2

Stockholders’ equity	US$	95	83	66	72	72

Net operating revenues	US$	33	37	30	40	140
Cost of products	US$	(25)	(27)	(20)	(27)	(99)
Other expenses/revenues	US$	(3)	(2)	(2)	—	(7)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	6	9	9	14	38
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	5	8	8	13	34
Net financial result	US$	—	—	—	(1)	(1)

Income before income tax and social contribution	US$	5	8	8	12	33
Income tax and social contribution	US$	(2)	(2)	(1)	(2)	(7)

Net income	US$	3	6	7	10	26

Aluminum Area – MRN (Additional information - Unaudited)

		2003
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	711	958	1,324	1,347	4,340
Quantity sold - internal market	MT (thousand)	1,485	2,554	2,725	3,016	9,780

Quantity sold - total	MT (thousand)	2,196	3,512	4,049	4,363	14,120

Average sales price - external market	US$	21.31	21.20	21.27	21.61	21.37
Average sales price - internal market	US$	18.24	18.15	18.21	18.50	18.29
Average sales price - total	US$	19.23	18.98	19.21	19.46	19.23
Long-term indebtedness, gross	US$	69	66	58	49	49
Short-term indebtedness, gross	US$	44	134	145	162	162

Total indebtedness, gross	US$	113	200	203	211	211

Stockholders’ equity	US$	402	417	419	420	420

Net operating revenues	US$	40	64	73	77	254
Cost of products	US$	(25)	(34)	(39)	(41)	(139)
Other expenses/revenues	US$	(1)	(1)	(1)	(1)	(4)
Depreciation, amortization and depletion	US$	10	10	12	13	45

EBITDA	US$	24	39	45	48	156
Depreciation, amortization and depletion	US$	(10)	(10)	(12)	(13)	(45)

EBIT	US$	14	29	33	35	111
Impairment	US$	—	—	—	—	—
Loss on investments accounted for by the equity method	US$	—	—	—	—	—
Net financial result	US$	(2)	(12)	(1)	(2)	(17)

Income before income tax and social contribution	US$	12	17	32	33	94
Income tax and social contribution	US$	(2)	(2)	(4)	(5)	(13)

Net income	US$	10	15	28	28	81

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	485	790	740	601	2,616
Quantity sold - internal market	MT (thousand)	1,296	1,821	1,814	2,381	7,312

Quantity sold - total	MT (thousand)	1,781	2,611	2,554	2,982	9,928

Average sales price - external market	US$	20.56	19.09	19.21	21.42	19.93
Average sales price - internal market	US$	19.46	18.01	18.16	20.32	19.06
Average sales price - total	US$	19.76	18.34	18.46	20.54	18.95
Long-term indebtedness, gross	US$	96	90	78	76	76
Short-term indebtedness, gross	US$	14	19	23	29	29

Total indebtedness, gross	US$	110	109	101	105	105

Stockholders’ equity	US$	364	377	388	405	405

Net operating revenues	US$	32	43	43	55	173
Cost of products	US$	(19)	(29)	(30)	(29)	(107)
Other expenses/revenues	US$	(1)	(1)	(1)	(1)	(4)
Depreciation, amortization and depletion	US$	9	9	10	10	38

EBITDA	US$	21	22	22	35	100
Depreciation, amortization and depletion	US$	(9)	(9)	(10)	(10)	(38)

EBIT	US$	12	13	12	25	62
Impairment	US$	—	24	—	—	24
Loss on investments accounted for by the equity method	US$	(1)	(4)	—	—	(5)
Net financial result	US$	(1)	13	17	(5)	24

Income before income tax and social contribution	US$	10	46	29	20	105
Income tax and social contribution	US$	(1)	(8)	1	(3)	(11)

Net income	US$	9	38	30	17	94

Aluminum Area – Albras (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	99	102	107	110	418
Quantity sold - internal market	MT (thousand)	4	4	4	4	16

Quantity sold - total	MT (thousand)	103	106	111	114	434

Average sales price - external market	US$	1,336.40	1,324.49	1,365.02	1,417.96	1,362.28
Average sales price - internal market	US$	1,376.14	1,365.10	1,398.92	1,455.46	1,398.91
Average sales price - total	US$	1,337.98	1,326.07	1,366.25	1,419.37	1,363.68
Long-term indebtedness, gross	US$	451	400	387	337	337
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	451	400	387	337	337

Stockholders’ equity	US$	79	172	197	220	220

Net operating revenues	US$	137	142	152	161	592
Cost of products	US$	(80)	(91)	(92)	(100)	(363)
Other expenses/revenues	US$	(4)	(5)	(2)	(9)	(20)
Depreciation, amortization and depletion	US$	3	4	4	4	15

EBITDA	US$	56	50	62	56	224
Depreciation, amortization and depletion	US$	(3)	(4)	(4)	(4)	(15)

EBIT	US$	53	46	58	52	209
Impairment	US$	—	(3)	—		(3)
Net financial result	US$	30	58	(31)	(23)	34

Income (loss) before income tax and social contribution	US$	83	101	27	29	240
Income tax and social contribution	US$	(4)	(24)	—	(9)	(37)

Net income (loss)	US$	79	77	27	20	203

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	84	108	101	100	393
Quantity sold - internal market	MT (thousand)	4	2	3	4	13

Quantity sold - total	MT (thousand)	88	110	104	104	406

Average sales price - external market	US$	1,318.33	1,409.42	1,288.20	1,304.79	1,304.70
Average sales price - internal market	US$	1,352.12	1,330.47	1,335.69	1,356.26	1,355.55
Average sales price - total	US$	1,319.81	1,332.13	1,289.68	1,306.47	1,306.38
Long-term indebtedness, gross	US$	524	507	499	466	466
Short-term indebtedness, gross	US$	73	49	20	20	20

Total indebtedness, gross	US$	597	556	519	486	486

Stockholders’ equity	US$	56	(18)	(97)	(3)	(3)

Net operating revenues	US$	115	145	133	136	529
Cost of products	US$	(70)	(89)	(79)	(79)	(317)
Other expenses/revenues	US$	(7)	(2)	(2)	(2)	(13)
Depreciation, amortization and depletion	US$	5	4	4	3	16

EBITDA	US$	43	58	56	58	215
Depreciation, amortization and depletion	US$	(5)	(4)	(4)	(3)	(16)

EBIT	US$	38	54	52	55	199
Impairment	US$	—	—	—	—	—
Net financial result	US$	(9)	(125)	(153)	56	(231)

Income (loss) before income tax and social contribution	US$	29	(71)	(101)	111	(32)
Income tax and social contribution	US$	(2)	2	—	10	10

Net income (loss)	US$	27	(69)	(101)	121	(22)

Aluminum Area – Alunorte (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	289	303	395	410	1,397
Quantity sold - internal market	MT (thousand)	201	234	236	207	878

Quantity sold - total	MT (thousand)	490	537	631	617	2,275

Average sales price - external market	US$	170.93	172.57	190.01	182.59	180.10
Average sales price - internal market	US$	173.60	175.13	178.71	184.00	177.83
Average sales price - total	US$	172.03	173.68	185.78	183.07	179.23
Long-term indebtedness, gross	US$	482	494	479	490	490
Short-term indebtedness, gross	US$	—	4	8	—	—

Total indebtedness, gross	US$	482	498	487	490	490

Stockholders’ equity	US$	91	170	201	224	224

Net operating revenues	US$	84	91	116	114	405
Cost of products	US$	(64)	(76)	(79)	(81)	(300)
Other expenses/revenues	US$	—	(1)	(2)	—	(3)
Depreciation, amortization and depletion	US$	3	3	4	4	14

EBITDA	US$	23	17	39	37	116
Depreciation, amortization and depletion	US$	(3)	(3)	(4)	(4)	(14)

EBIT	US$	20	14	35	33	102
Non-operating result	US$	—	—	—	—	—
Net financial result	US$	20	66	(23)	(13)	50

Income (loss) before income tax and social contribution	US$	40	80	12	20	152
Income tax and social contribution	US$	(4)	(20)	(1)	—	(25)

Net income (loss)	US$	36	60	11	20	127

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	222	175	115	208	720
Quantity sold - internal market	MT (thousand)	205	235	233	199	872

Quantity sold - total	MT (thousand)	427	410	348	407	1,592

Average sales price - external market	US$	148.20	152.79	162.37	154.43	153.39
Average sales price - internal market	US$	175.94	175.38	173.97	169.51	173.79
Average sales price - total	US$	161.55	165.72	170.13	161.79	164.56
Long-term indebtedness, gross	US$	455	455	473	481	481
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	455	455	473	481	481

Stockholders’ equity	US$	180	85	(30)	50	50

Net operating revenues	US$	69	69	63	64	265
Cost of products	US$	(57)	(55)	(42)	(50)	(204)
Other expenses/revenues	US$	(1)	1	—	(1)	(1)
Depreciation, amortization and depletion	US$	3	3	2	2	10

EBITDA	US$	14	18	23	15	70
Depreciation, amortization and depletion	US$	(3)	(3)	(2)	(2)	(10)

EBIT	US$	11	15	21	13	60
Non-operating result	US$	(2)	(1)	3	—	—
Net financial result	US$	(3)	(89)	(150)	57	(185)

Income (loss) before income tax and social contribution	US$	6	(75)	(126)	70	(125)
Income tax and social contribution	US$	—	—	—	24	24

Net income (loss)	US$	6	(75)	(126)	94	(101)

Aluminum Area - Aluvale (Additional information - Unaudited)

		2003
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Stockholders’ equity	US$	354	472	499	542	542

Net operating revenues	US$	3	2	3	4	12
Cost of products	US$	—	—	—	—	—
Other expenses/revenues	US$	(1)	(1)	(1)	(2)	(5)
Dividends received from equity investees	US$	5	3	10	18	36

EBITDA	US$	7	4	12	20	43
Depreciation, amortization and depletion	US$	—	—	—	—	—
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	(5)	(3)	(10)	(18)	(36)

EBIT	US$	2	1	2	2	7
Gain on investments accounted for by the equity method	US$	66	83	34	36	219
Net financial result	US$	1	1	1	1	4

Income (loss) before income tax and social contribution	US$	69	85	37	39	230
Income tax and social contribution	US$	2	(4)	(1)	(1)	(4)

Net income (loss)	US$	71	81	36	38	226

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Stockholders’ equity	US$	365	275	158	282	282

Net operating revenues	US$	2	3	2	2	9
Cost of products	US$	—	—	—	—	—
Other expenses/revenues	US$	(1)	(2)	(1)	(3)	(7)
Dividends received from equity investees	US$	13	10	7	7	37

EBITDA	US$	14	11	8	6	39
Depreciation, amortization and depletion	US$	—	—	—	—	—
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	(13)	(10)	(7)	(7)	(37)

EBIT	US$	1	1	1	(1)	2
Gain on investments accounted for by the equity method	US$	25	(43)	(95)	138	25
Net financial result	US$	2	4	(3)	2	5

Income (loss) before income tax and social contribution	US$	28	(38)	(97)	139	32
Income tax and social contribution	US$	(1)	(2)	1	—	(2)

Net income (loss)	US$	27	(40)	(96)	139	30

As from December 30, 2003 Aluvale was merged.

Pelletizing Affiliates and Iron Ore Subsidiaries – Kobrasco (Additional information - Unaudited)

		2003
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	453	667	800	722	2,642
Quantity sold - internal market	MT (thousand)	681	461	200	360	1,702

Quantity sold - total	MT (thousand)	1,134	1,128	1,000	1,082	4,344

Average sales price - external market	US$	29.89	29.98	33.57	32.04	31.61
Average sales price - internal market	US$	30.72	30.90	38.68	33.33	32.26
Average sales price - total	US$	30.39	30.35	34.59	32.47	31.86
Long-term indebtedness, gross	US$	124	102	102	96	96

Total indebtedness, gross	US$	124	102	102	96	96

Stockholders’ equity	US$	(28)	(20)	(18)	1	1

Net operating revenues	US$	34	34	35	34	137
Cost of products	US$	(27)	(30)	(28)	(32)	(117)
Other expenses/revenues	US$	(2)	(2)	(1)	4	(1)
Depreciation, amortization and depletion	US$	1	—	1	1	3

EBITDA	US$	6	2	7	7	22
Depreciation, amortization and depletion	US$	(1)	—	(1)	(1)	(3)

EBIT	US$	5	2	6	6	19
Impairment	US$	—	—	—	24	24
Net financial result	US$	5	16	(2)	(17)	2

Income (loss) before income tax and social contribution	US$	10	18	4	13	45
Income tax and social contribution	US$	(4)	(7)	(1)	4	(8)

Net income (loss)	US$	6	11	3	17	37

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	436	534	850	1,074	2,894
Quantity sold - internal market	MT (thousand)	420	478	—	242	1,140

Quantity sold - total	MT (thousand)	856	1,012	850	1,316	4,034

Average sales price - external market	US$	31.31	29.34	29.47	29.89	29.88
Average sales price - internal market	US$	32.08	29.24	—	30.32	30.51
Average sales price - total	US$	31.69	29.30	29.47	29.97	30.09
Long-term indebtedness, gross	US$	150	143	147	114	114

Total indebtedness, gross	US$	150	143	147	114	114

Stockholders’ equity	US$	23	3	(21)	(31)	(31)

Net operating revenues	US$	27	27	25	41	120
Cost of products	US$	(21)	(26)	(21)	(29)	(97)
Other expenses/revenues	US$	—	—	—	(8)	(8)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	7	2	5	5	19
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	6	1	4	4	15
Impairment	US$	—	—	—	—	—
Net financial result	US$	(2)	(27)	(46)	15	(60)

Income (loss) before income tax and social contribution	US$	4	(26)	(42)	19	(45)
Income tax and social contribution	US$	(1)	9	14	(7)	15

Net income (loss)	US$	3	(17)	(28)	12	(30)

Pelletizing Affiliates and Iron Ore Subsidiaries – Hispanobras (Additional information - Unaudited)

		2003
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	268	625	94	386	1,373
Quantity sold - internal market	MT (thousand)	637	265	730	580	2,212

Quantity sold - total	MT (thousand)	905	890	824	966	3,585

Average sales price - external market	US$	29.54	33.75	32.62	33.06	32.66
Average sales price - internal market	US$	29.95	38.90	32.56	33.13	32.72
Average sales price - total	US$	29.75	36.33	32.59	33.10	32.94

Stockholders’ equity	US$	27	34	34	32	32

Net operating revenues	US$	27	32	27	31	117
Cost of products	US$	(23)	(28)	(21)	(32)	(104)
Other expenses/revenues	US$	(1)	2	(5)	(1)	(5)
Depreciation, amortization and depletion	US$	1	—	1	—	2

EBITDA	US$	4	6	2	(2)	10
Depreciation, amortization and depletion	US$	(1)	—	(1)	—	(2)

EBIT	US$	3	6	1	(2)	8
Non-operating result	US$	—	—	—	—	—
Impairment		—	—	1	—	1
Net financial result	US$	(1)	(2)	(1)	1	(3)

Income (loss) before income tax and social contribution	US$	2	4	1	(1)	6
Income tax and social contribution	US$	(1)	—	(1)	1	(1)

Net income	US$	1	4	—	—	5

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	487	356	165	313	1,321
Quantity sold - internal market	MT (thousand)	420	480	520	826	2,246

Quantity sold - total	MT (thousand)	907	836	685	1,139	3,567

Average sales price - external market	US$	31.33	31.49	31.39	24.28	29.71
Average sales price - internal market	US$	31.43	31.63	32.28	27.31	30.15
Average sales price - total	US$	31.38	31.56	32.07	25.80	29.77

Stockholders’ equity	US$	36	31	25	27	27

Net operating revenues	US$	28	27	24	31	110
Cost of products	US$	(24)	(22)	(20)	(28)	(94)
Other expenses/revenues	US$	—	(3)	(2)	—	(5)
Depreciation, amortization and depletion	US$	1	—	—	1	2

EBITDA	US$	5	2	2	4	13
Depreciation, amortization and depletion	US$	(1)	—	—	(1)	(2)

EBIT	US$	4	2	2	3	11
Non-operating result	US$	—	—	—	—	—
Impairment		—	—	—	—	—
Net financial result	US$	—	3	3	(2)	4

Income (loss) before income tax and social contribution	US$	4	5	5	1	15
Income tax and social contribution	US$	(2)	(2)	(1)	—	(5)

Net income	US$	2	3	4	1	10

Pelletizing Affiliates and Iron Ore Subsidiaries – Itabrasco (Additional information - Unaudited)

		2003
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	306	778	838	700	2,622
Quantity sold - internal market	MT (thousand)	507	65	—	81	653

Quantity sold - total	MT (thousand)	813	843	838	781	3,275

Average sales price - external market	US$	29.97	33.53	32.96	32.97	32.78
Average sales price - internal market	US$	29.20	55.87	—	33.20	32.35
Average sales price - total	US$	29.54	35.25	32.96	33.00	32.71
Long-term indebtedness, gross	US$	5	—	1	1	1

Total indebtedness, gross	US$	5	—	1	1	1

Stockholders’ equity	US$	20	23	24	22	22

Net operating revenues	US$	25	31	27	25	108
Cost of products	US$	(21)	(26)	(25)	(24)	(96)
Other expenses/revenues	US$	(2)	2	(1)	(2)	(3)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	2	7	1	(1)	9
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	2	7	1	(1)	9
Net financial result	US$	(1)	(2)	1	1	(1)

Income before income tax and social contribution	US$	1	5	2	—	8
Income tax and social contribution	US$	(1)	(2)	—	—	(3)

Net income	US$	—	3	2	—	5

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
Information		As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	644	533	572	431	2,180
Quantity sold - internal market	MT (thousand)	233	169	243	482	1,127

Quantity sold - total	MT (thousand)	877	702	815	913	3,307

Average sales price - external market	US$	31.16	28.46	29.96	30.01	29.71
Average sales price - internal market	US$	31.90	27.79	30.33	30.60	29.13
Average sales price - total	US$	31.35	28.30	30.06	30.18	29.51
Long-term indebtedness, gross	US$	18	17	16	—	—

Total indebtedness, gross	US$	18	17	16	—	—

Stockholders’ equity	US$	27	24	20	17	17

Net operating revenues	US$	28	20	26	27	101
Cost of products	US$	(24)	(19)	(23)	(25)	(91)
Other expenses/revenues	US$	(2)	—	(2)	1	(3)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	2	1	1	3	7
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	2	1	1	3	7
Net financial result	US$	—	3	5	(2)	6

Income before income tax and social contribution	US$	2	4	6	1	13
Income tax and social contribution	US$	(1)	(2)	(2)	1	(4)

Net income	US$	1	2	4	2	9

Pelletizing Affiliates and Iron Ore Subsidiaries – Nibrasco (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September30	December 31	Total
Quantity sold - external market	MT (thousand)	469	513	509	761	2,252
Quantity sold - internal market - CVRD	MT (thousand)	1,303	1,180	1,085	874	4,442
Quantity sold - internal market - Others	MT (thousand)	28	26	32	33	119

Quantity sold - total	MT (thousand)	1,800	1,719	1,626	1,668	6,813

Average sales price - external market	US$	28.76	27.69	32.96	32.41	30.70
Average sales price - internal market	US$	27.38	28.23	34.18	30.44	29.87
Average sales price - total	US$	27.75	28.07	33.79	31.35	30.14
Long-term indebtedness, gross	US$	1	—	—	—	—
Short-term indebtedness, gross	US$	2	2	2	1	1

Total indebtedness, gross	US$	3	2	2	1	1

Stockholders’equity	US$	25	28	33	35	35

Net operating revenues	US$	50	50	60	57	217
Cost of products	US$	(48)	(51)	(53)	(54)	(206)
Other expenses/revenues	US$	—	—	(1)	—	(1)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	3	—	7	4	14
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	2	(1)	6	3	10
Impairment	US$	—	—	1	—	1
Net financial result	US$	—	—	(1)	(1)	(2)

Income (loss) before income tax and social contribution	US$	2	(1)	6	2	9
Income tax and social contribution	US$	(1)	—	—	(1)	(2)

Net income (loss)	US$	1	(1)	6	1	7

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	407	686	290	783	2,166
Quantity sold - internal market - CVRD	MT (thousand)	584	1,544	1,520	1,301	4,949
Quantity sold - internal market - Others	MT (thousand)	9	27	32	32	100

Quantity sold - total	MT (thousand)	1,000	2,257	1,842	2,116	7,215

Average sales price - external market	US$	30.25	30.88	27.39	28.95	29.60
Average sales price - internal market	US$	30.49	31.58	25.69	28.25	28.77
Average sales price - total	US$	30.39	31.36	25.96	28.52	29.01
Long-term indebtedness, gross	US$	4	2	2	1	1
Short-term indebtedness, gross	US$	2	2	2	2	2

Total indebtedness, gross	US$	6	4	4	3	3

Stockholders’equity	US$	31	28	21	23	23

Net operating revenues	US$	31	67	52	60	210
Cost of products	US$	(29)	(57)	(47)	(52)	(185)
Other expenses/revenues	US$	(2)	(4)	(2)	(2)	(10)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	1	7	4	7	19
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	—	6	3	6	15
Impairment	US$	—	—	—	—	—
Net financial result	US$	(1)	(1)	—	—	(2)

Income (loss) before income tax and social contribution	US$	(1)	5	3	6	13
Income tax and social contribution	US$	—	(2)	(1)	(2)	(5)

Net income (loss)	US$	(1)	3	2	4	8

Pelletizing Affiliates and Iron Ore Subsidiaries – Samarco (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - Pellets	MT (thousand)	3,338	3,339	3,359	3,454	13,490
Quantity sold - Iron ore	MT (thousand)	650	938	569	319	2,476

Quantity sold - total	MT (thousand)	3,988	4,277	3,928	3,773	15,966

Average sales price - Pellets	US$	29.78	35.03	35.47	35.85	34.05
Average sales price - Iron ore	US$	16.39	16.57	17.56	14.36	16.47
Average sales price - total	US$	27.59	30.98	32.88	34.03	31.32
Long-term indebtedness, gross	US$	56	50	38	25	25
Short-term indebtedness, gross	US$	123	138	136	167	167

Total indebtedness, gross	US$	179	188	174	192	192

Stockholders’ equity	US$	336	395	392	369	369

Net operating revenues	US$	103	125	119	118	465
Cost of products	US$	(48)	(59)	(58)	(57)	(222)
Other expenses/revenues	US$	(4)	(15)	(13)	(12)	(44)
Depreciation, amortization and depletion	US$	5	6	6	7	24

EBITDA	US$	56	57	54	56	223
Depreciation, amortization and depletion	US$	(5)	(6)	(6)	(7)	(24)

EBIT	US$	51	51	48	49	199
Impairment		—	(12)	—	(25)	(37)
Gain on investments accounted for by the equity method	US$	(1)	6	(2)	3	6
Net financial result	US$	—	8	(5)	(1)	2

Income (loss) before income tax and social contribution	US$	50	53	41	26	170
Income tax and social contribution	US$	(12)	(7)	(8)	(3)	(30)

Net income (loss)	US$	38	46	33	23	140

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - Pellets	MT (thousand)	2,629	2,886	3,275	3,370	12,160
Quantity sold - Iron ore	MT (thousand)	672	550	596	464	2,282

Quantity sold - total	MT (thousand)	3,301	3,436	3,871	3,834	14,442

Average sales price - Pellets	US$	32.03	31.42	30.13	31.27	31.16
Average sales price - Iron ore	US$	14.59	14.95	15.81	14.30	14.94

Average sales price - total	US$	28.48	28.78	27.93	29.22	28.60
Long-term indebtedness, gross	US$	93	87	76	67	67
Short-term indebtedness, gross	US$	169	181	170	142	142

Total indebtedness, gross	US$	262	268	246	209	209

Stockholders’ equity	US$	454	333	231	307	307

Net operating revenues	US$	89	95	100	108	392
Cost of products	US$	(48)	(48)	(47)	(41)	(184)
Other expenses/revenues	US$	(8)	(12)	(13)	(6)	(39)
Depreciation, amortization and depletion	US$	6	6	5	4	21

EBITDA	US$	39	41	45	65	190
Depreciation, amortization and depletion	US$	(6)	(6)	(5)	(4)	(21)

EBIT	US$	33	35	40	61	169
Impairment		—	—	—	—	—
Gain on investments accounted for by the equity method	US$	—	—	(12)	(1)	(13)
Net financial result	US$	(6)	(37)	(52)	12	(83)

Income (loss) before income tax and social contribution	US$	27	(2)	(24)	72	73
Income tax and social contribution	US$	(5)	(3)	—	(9)	(17)

Net income (loss)	US$	22	(5)	(24)	63	56

Pelletizing Affiliates and Iron Ore Subsidiaries – Nibrasco (Additional information — Unaudited)

		2003
		As of and for the three-months ended
Information		March 31 (*)	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	772	1,178	900	1,089	3,939

Quantity sold - total	MT (thousand)	772	1,178	900	1,089	3,939

Average sales price - external market	US$	41.00	43.30	41.18	43.11	42.31
Average sales price - total	US$	41.00	43.30	41.18	43.11	42.31
Long-term indebtedness, gross	US$	35	35	30	25	25

Total indebtedness, gross	US$	35	35	30	25	25

Stockholders’ equity	US$	67	75	75	80	80

Net operating revenues	US$	32	51	43	49	175
Cost of products	US$	(25)	(39)	(33)	(38)	(135)
Other expenses/revenues	US$	(3)	(2)	(6)	(6)	(17)
Depreciation, amortization and depletion	US$	1	—	1	1	3

EBITDA	US$	5	10	5	6	26
Depreciation, amortization and depletion	US$	(1)	—	(1)	(1)	(3)

EBIT	US$	4	10	4	5	23
Net financial result	US$	—	—	—	1	1

Net income	US$	4	10	4	6	24

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	823	676	643	932	3,074

Quantity sold - total	MT (thousand)	823	676	643	932	3,074

Average sales price - external market	US$	41.76	40.30	41.55	40.40	40.98
Average sales price - total	US$	41.76	40.30	41.55	40.40	40.98
Long-term indebtedness, gross	US$	40	40	40	35	35

Total indebtedness, gross	US$	40	40	40	35	35

Stockholders’ equity	US$	66	68	70	81	81

Net operating revenues	US$	35	27	26	38	126
Cost of products	US$	(27)	(23)	(22)	(28)	(100)
Other expenses/revenues	US$	(3)	(4)	(2)	(7)	(16)
Depreciation, amortization and depletion	US$	1	1	2	2	6

EBITDA	US$	6	1	4	5	16
Depreciation, amortization and depletion	US$	(1)	(1)	(2)	(2)	(6)

EBIT	US$	5	—	2	3	10
Net financial result	US$	—	—	—	—	—

Net income	US$	5	—	2	3	10

(*) Refers to the statements up to February 2003.

Pelletizing Affiliates and Iron Ore Subsidiaries – Ferteco (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
					(*)
Quantity sold - external market - Iron Ore	MT (thousand)	3,503	2,917	1,417	—	7,837
Quantity sold - internal market - Iron Ore	MT (thousand)	1,376	1,509	1,433	—	4,318

Quantity sold - total - Iron Ore	MT (thousand)	4,879	4,426	2,850	—	12,155

Quantity sold - external market - Pellets	MT (thousand)	358	514	393	—	1,265
Quantity sold - internal market - Pellets	MT (thousand)	498	661	364	—	1,523

Quantity sold - total - Pellets	MT (thousand)	856	1,175	757	—	2,788

Average sales price - external market - Iron Ore	US$	16.29	18.82	19.38	—	17.79
Average sales price - internal market - Iron Ore	US$	7.73	8.69	7.96	—	8.14
Average sales price - total - Iron Ore	US$	13.87	13.67	13.64	—	13.74
Average sales price - external market - Pellets	US$	28.51	31.05	31.85	—	30.58
Average sales price - internal market - Pellets	US$	30.40	32.42	33.05	—	31.91
Average sales price - total - Pellets	US$	29.62	31.82	32.42	—	31.31
Long-term indebtedness, gross	US$	82	78	78	—	—
Short-term indebtedness, gross	US$	10	—	—	—	—

Total indebtedness, gross	US$	92	78	78	—	—

Stockholders’ equity	US$	406	497	505	—	—

Net operating revenues	US$	89	101	63	—	253
Cost of products	US$	(53)	(50)	(46)	—	(149)
Other expenses/revenues	US$	(1)	(5)	4	—	(2)
Depreciation, amortization and depletion	US$	3	3	2	—	8

EBITDA	US$	38	49	23	—	110
Depreciation, amortization and depletion	US$	(3)	(3)	(2)	—	(8)
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	—	—	—	—	—

EBIT	US$	35	46	21	—	102
Gain on investments accounted for by the equity method	US$	1	3	4	—	8
Non-operating result	US$	—	—	—	—	—
Net financial result	US$	(3)	3	1	—	1

Income (loss) before income tax and social contribution	US$	33	52	26	—	111
Income tax and social contribution	US$	(10)	(22)	(3)	—	(35)

Net income (loss)	US$	23	30	23	—	76

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Iron Ore	MT (thousand)	2,020	2,713	2,769	2,142	9,644
Quantity sold - internal market - Iron Ore	MT (thousand)	512	832	1,594	1,146	4,084

Quantity sold - total - Iron Ore	MT (thousand)	2,532	3,545	4,363	3,288	13,728

Quantity sold - external market - Pellets	MT (thousand)	448	736	554	645	2,383
Quantity sold - internal market - Pellets	MT (thousand)	277	498	703	697	2,175

Quantity sold - total - Pellets	MT (thousand)	725	1,234	1,257	1,342	4,558

Average sales price - external market - Iron Ore	US$	16.53	17.32	16.38	16.56	16.76
Average sales price - internal market - Iron Ore	US$	3.71	6.20	6.47	5.42	6.02
Average sales price - total — Iron Ore	US$	14.59	14.70	12.66	12.68	13.46
Average sales price - external market - Pellets	US$	28.08	29.68	26.78	28.73	28.45
Average sales price - internal market - Pellets	US$	19.02	23.15	23.38	19.73	21.60
Average sales price - total — Pellets	US$	26.63	27.05	24.88	24.06	25.18
Long-term indebtedness, gross	US$	94	88	74	82	82
Short-term indebtedness, gross	US$	55	58	52	23	23

Total indebtedness, gross	US$	149	146	126	105	105

Stockholders’ equity	US$	132	429	301	359	359

Net operating revenues	US$	53	78	96	84	311
Cost of products	US$	(37)	(46)	(61)	(39)	(183)
Other expenses/revenues	US$	2	(11)	2	(29)	(36)
Depreciation, amortization and depletion	US$	4	4	3	2	13

EBITDA	US$	22	25	40	18	105
Depreciation, amortization and depletion	US$	(4)	(4)	(3)	(2)	(13)
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	—	—	—	—	—

EBIT	US$	18	21	37	16	92
Gain on investments accounted for by the equity method	US$	—	—	(32)	6	(26)
Non-operating result	US$	—	—	—	2	2
Net financial result	US$	(2)	(17)	(19)	4	(34)

Income (loss) before income tax and social contribution	US$	16	4	(14)	28	34
Income tax and social contribution	US$	(4)	(1)	1	(13)	(17)

Net income (loss)	US$	12	3	(13)	15	17

(*) On August 29, 2003 Ferteco was merged into CVRD.

Manganese and Ferroalloys Area - RDM (Additional information - Unaudited) - Consolidated Subsidiary

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Ferroalloys	MT (thousand)	30	40	47	51	168
Quantity sold - internal market - Ferroalloys	MT (thousand)	37	38	43	46	164

Quantity sold - total	MT (thousand)	67	78	90	97	332

Quantity sold - external market - Manganese	MT (thousand)	147	306	261	294	1,008
Quantity sold - internal market - Manganese	MT (thousand)	94	76	83	76	329

Quantity sold - total	MT (thousand)	241	382	344	370	1,337

Average sales price - external market - Ferroalloys	US$	573.88	549.79	534.97	621.32	571.66
Average sales price - internal market - Ferroalloys	US$	505.02	664.75	607.37	623.79	602.18
Average sales price - total	US$	536.68	606.47	569.57	622.52	587.07
Average sales price - external market - Manganese	US$	46.71	42.17	43.96	43.14	43.58
Average sales price - internal market - Manganese	US$	36.35	46.00	50.48	43.29	43.75
Average sales price - total	US$	42.65	42.93	45.52	43.17	43.61
Long-term indebtedness, gross	US$	20	39	39	19	19
Short-term indebtedness, gross	US$	37	25	18	42	42

Total indebtedness, gross	US$	57	64	57	61	61

Stockholders’ equity	US$	89	112	119	207	207

Net operating revenues	US$	41	58	59	69	227
Cost of products	US$	(24)	(31)	(38)	(47)	(140)
Other expenses/revenues	US$	(7)	(10)	(8)	(14)	(39)
Depreciation, amortization and depletion	US$	2	2	2	1	7

EBITDA	US$	12	19	15	9	55
Depreciation, amortization and depletion	US$	(2)	(2)	(2)	(1)	(7)

EBIT	US$	10	17	13	8	48
Impairment	US$	—	—	—	(17)	(17)
Gain on sale of investments	US$	—	—	—	61	61
Net financial result	US$	(3)	(8)	(1)	(2)	(14)
Minority interest	US$	—	—	—	(3)	(3)
Income before income tax and social contribution	US$	7	9	12	47	75

Income tax and social contribution	US$	(2)	(1)	(2)	11	6

Net income	US$	5	8	10	58	81

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Ferroalloys	MT (thousand)	23	39	63	35	160
Quantity sold - internal market - Ferroalloys	MT (thousand)	37	39	41	50	167

Quantity sold - total	MT (thousand)	60	78	104	85	327

Quantity sold - external market - Manganese	MT (thousand)	243	212	181	192	828
Quantity sold - internal market - Manganese	MT (thousand)	15	35	58	90	198

Quantity sold - total	MT (thousand)	258	247	239	282	1,026

Average sales price - external market - Ferroalloys	US$	525.00	384.64	483.67	548.54	479.65
Average sales price - internal market - Ferroalloys	US$	519.19	506.79	379.56	339.76	428.31
Average sales price - total	US$	521.43	445.72	442.63	425.73	453.43
Average sales price - external market - Manganese	US$	52.49	44.38	44.91	46.96	46.96
Average sales price - internal market - Manganese	US$	68.27	58.11	50.97	46.47	46.47
Average sales price - total	US$	53.40	46.32	46.38	45.86	46.86
Long-term indebtedness, gross	US$	21	18	20	22	22
Short-term indebtedness, gross	US$	30	28	25	36	36

Total indebtedness, gross	US$	51	46	45	58	58

Stockholders’ equity	US$	97	85	75	79	79

Net operating revenues	US$	39	41	55	40	175
Cost of products	US$	(21)	(28)	(32)	(23)	(104)
Other expenses/revenues	US$	(3)	(3)	(6)	(11)	(23)
Depreciation, amortization and depletion	US$	1	1	1	2	5

EBITDA	US$	16	11	18	8	53
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(2)	(5)

EBIT	US$	15	10	17	6	48
Impairment	US$	—	—	—	—	—
Gain on sale of investments	US$	—	—	—	—	—
Net financial result	US$	—	(2)	5	(11)	(8)
Minority interest	US$	—	—	—	—	—

Income before income tax and social contribution	US$	15	8	22	(5)	40
Income tax and social contribution	US$	—	(1)	(6)	—	(7)

sNet income	US$	15	7	16	(5)	33

Manganese and Ferroalloys Area – Urucum (Additional information – Unaudited) – Consolidated Subsidiary

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Iron ore	MT (thousand)	238	174	214	261	887
Quantity sold - internal market - Iron ore	MT (thousand)	7	—	3	—	10

Quantity sold - total	MT (thousand)	245	174	217	261	897

Quantity sold - external market - Manganese	MT (thousand)	18	43	52	30	143
Quantity sold - internal market - Manganese	MT (thousand)	46	66	55	82	249

Quantity sold - total	MT (thousand)	64	109	107	112	392

Quantity sold - external market - Ferroalloys	MT (thousand)	5	3	8	4	20
Quantity sold - internal market - Ferroalloys	MT (thousand)	—	—	—	1	1

Quantity sold - total	MT (thousand)	5	3	8	5	21

Average sales price - external market - Iron ore	US$	13.70	15.03	15.86	14.99	14.86
Average sales price - internal market - Iron ore	US$	3.26	—	2.21	—	2.95
Average sales price - total	US$	13.43	15.03	15.67	14.99	14.74
Average sales price - external market - Manganese	US$	36.35	35.81	38.95	37.07	37.28
Average sales price - internal market - Manganese	US$	32.91	38.10	42.22	42.84	39.61
Average sales price - total	US$	33.87	37.18	40.66	41.30	38.77
Average sales price - external market - Ferroalloys	US$	509.35	503.55	483.38	483.45	492.91
Average sales price - internal market - Ferroalloys	US$	—	—	—	388.80	388.80
Average sales price - total	US$	509.35	503.55	483.38	470.78	489.44
Long-term indebtedness, gross	US$	—	—	—	—	—
Short-term indebtedness, gross	US$	—	5	5	8	8

Total indebtedness, gross	US$	—	5	5	8	8

Stockholders’ equity	US$	17	10	12	14	14

Net operating revenues	US$	8	8	11	9	36
Cost of products	US$	(3)	(3)	(6)	(5)	(17)
Other expenses/revenues	US$	(2)	—	(2)	(2)	(6)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	3	5	3	2	13
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	3	5	3	2	13
Net financial result	US$	—	(2)	—	—	(2)

Income before income tax and social contribution	US$	3	3	3	2	11
Income tax and social contribution	US$	(1)	—	(2)	—	(3)

Net income	US$	2	3	1	2	8

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Iron ore	MT (thousand)	220	226	197	118	761
Quantity sold - internal market - Iron ore	MT (thousand)	13	5	1	2	21

Quantity sold - total	MT (thousand)	233	231	198	120	782

Quantity sold - external market - Manganese	MT (thousand)	4	37	25	25	91
Quantity sold - internal market - Manganese	MT (thousand)	87	45	53	74	259

Quantity sold - total	MT (thousand)	91	82	78	99	350

Quantity sold - external market - Ferroalloys	MT (thousand)	3	6	3	4	16
Quantity sold - internal market - Ferroalloys	MT (thousand)	—	1	—	—	1

Quantity sold - total	MT (thousand)	3	7	3	4	17

Average sales price - external market - Iron ore	US$	13.92	15.11	14.36	13.77	14.36
Average sales price - internal market - Iron ore	US$	4.26	4.21	4.13	3.10	4.11
Average sales price - total	US$	13.38	14.88	14.31	13.56	14.09
Average sales price - external market - Manganese	US$	41.06	36.58	46.16	46.54	42.13
Average sales price - internal market - Manganese	US$	47.20	47.42	38.15	32.36	41.19
Average sales price - total	US$	47.00	42.52	40.76	35.89	41.43
Average sales price - external market - Ferroalloys	US$	456.32	457.11	452.09	485.44	462.15
Average sales price - internal market - Ferroalloys	US$	—	232.48	—	—	232.48
Average sales price - total	US$	456.32	445.98	452.09	485.44	457.60
Long-term indebtedness, gross	US$	—	—	—	—	—
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	—	—	—	—	-

Stockholders’ equity	US$	25	25	20	14	14

Net operating revenues	US$	8	10	6	7	31
Cost of products	US$	(4)	(4)	(3)	(2)	(13)
Other expenses/revenues	US$	—	(1)	—	(3)	(4)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	4	5	3	2	14
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	4	5	3	2	14
Net financial result	US$	—	1	2	(2)	1

Income before income tax and social contribution	US$	4	6	5	—	15
Income tax and social contribution	US$	—	(1)	(4)	1	(4)

Net income	US$	4	5	1	1	11

Manganese and Ferroalloys Area – RDME (Additional information - Unaudited) - Consolidated Subsidiary

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Sinter	MT (thousand)	34	82	23	30	169

Quantity sold - total	MT (thousand)	34	82	23	30	169

Quantity sold - external market - Manganese	MT (thousand)	31	64	51	51	197
Quantity sold - total	MT (thousand)	31	64	51	51	197

Quantity sold - external market - Ferroalloys	MT (thousand)	43	36	40	53	172

Quantity sold - total	MT (thousand)	43	36	40	53	172

Average sales price - external market - Sinter	US$	114.14	109.89	107.72	101.00	108.87
Average sales price - total	US$	114.14	109.89	107.72	101.00	108.87
Average sales price - external market - Manganese	US$	105.84	75.29	83.72	81.70	83.94
Average sales price - total	US$	105.84	75.29	83.72	81.70	83.94
Average sales price - external market - Ferroalloys	US$	609.69	583.89	546.69	572.76	578.26
Average sales price - total	US$	609.69	583.89	546.69	572.76	578.26
Long-term indebtedness, gross	US$	2	2	5	4	4
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	2	2	5	4	4

Stockholders’ equity	US$	59	60	63	65	65

Net operating revenues	US$	36	35	30	40	141
Cost of products	US$	(32)	(32)	(27)	(36)	(127)
Other expenses/revenues	US$	(1)	(1)	(1)	(2)	(5)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	4	3	3	3	13
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	3	2	2	2	9
Impairment	US$	—	—	—	—	—
Net financial result	US$	—	—	—	—	—

Income before income tax and social contribution	US$	3	2	2	2	9
Income tax and social contribution	US$	—	—	—	—	—

Net income	US$	3	2	2	2	9

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Sinter	MT (thousand)	33	52	73	51	209

Quantity sold - total	MT (thousand)	33	52	73	51	209

Quantity sold - external market - Manganese	MT (thousand)	21	17	19	12	69

Quantity sold - total	MT (thousand)	21	17	19	12	69

Quantity sold - external market - Ferroalloys	MT (thousand)	37	35	45	45	162

Quantity sold - total	MT (thousand)	37	35	45	45	162

Average sales price - external market - Sinter	US$	136.47	129.62	117.26	116.06	123.08
Average sales price - total	US$	136.47	129.62	117.26	116.06	123.08
Average sales price - external market - Manganese	US$	93.86	97.94	98.85	87.94	95.21
Average sales price - total	US$	93.86	97.94	98.85	87.94	95.21
Average sales price - external market - Ferroalloys	US$	553.49	534.14	537.33	578.94	551.89
Average sales price - total	US$	553.49	534.14	537.33	578.94	551.89
Long-term indebtedness, gross	US$	4	4	2	2	2
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	4	4	2	2	2

Stockholders’ equity	US$	42	43	44	47	47

Net operating revenues	US$	24	24	32	30	110
Cost of products	US$	(22)	(23)	(29)	(28)	(102)
Other expenses/revenues	US$	(1)	(1)	(1)	—	(3)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	2	1	3	3	9
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	1	—	2	2	5
Impairment	US$	—	—	—	—	—
Net financial result	US$	—	—	—	—	—

Income before income tax and social contribution	US$	1	—	2	2	5
Income tax and social contribution	US$	—	—	—	—	—
Net income	US$	1	—	2	2	5

Steel Area – CST (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	1,013	964	902	802	3,681
Quantity sold - internal market	MT (thousand)	2	1	2	2	7

Quantity sold - total	MT (thousand)	1,015	965	904	804	3,688

Average sales price - external market	US$	229.78	238.69	244.16	235.70	236.93
Average sales price - internal market	US$	219.12	255.89	253.93	256.56	245.02
Average sales price - total	US$	229.76	238.71	244.18	235.75	236.94
Long-term indebtedness, gross	US$	619	628	635	619	619
Short-term indebtedness, gross	US$	168	148	150	143	143

Total indebtedness, gross	US$	787	776	785	762	762

Stockholders’ equity (*)	US$	2,410	2,380	2,382	2,407	2,407

Net operating revenues	US$	299	331	332	322	1,284
Cost of products	US$	(197)	(213)	(215)	(230)	(855)
Other expenses/revenues	US$	(30)	(42)	(36)	(54)	(162)
Depreciation, amortization and depletion	US$	44	49	46	43	182

EBITDA	US$	116	125	127	81	449
Depreciation, amortization and depletion	US$	(44)	(49)	(46)	(43)	(182)

EBIT	US$	72	76	81	38	267
Result of equity investments	US$	(5)	(4)	(3)	6	(6)
Impairment	US$	—	—	—	—	—
Net financial result	US$	(12)	(19)	(2)	(17)	(50)

Income (loss) before income tax and social contribution	US$	55	53	76	27	211
Income tax and social contribution	US$	(34)	(26)	(23)	41	(42)

Net income (loss)	US$	21	27	53	68	169

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	1,127	1,309	1,098	1,102	4,636
Quantity sold - internal market	MT (thousand)	9	2	2	2	15

Quantity sold - total	MT (thousand)	1,136	1,311	1,100	1,104	4,651

Average sales price - external market	US$	154.22	169.23	216.45	233.71	192.09
Average sales price - internal market	US$	154.76	149.24	155.97	152.51	153.89
Average sales price - total	US$	154.22	169.20	216.34	233.56	191.97
Long-term indebtedness, gross	US$	752	741	605	598	598
Short-term indebtedness, gross	US$	282	265	221	245	245

Total indebtedness, gross	US$	1,034	1,006	826	843	843

Stockholders’ equity (*)	US$	2,328	2,336	2,399	2,409	2,409

Net operating revenues	US$	191	239	254	292	976
Cost of products	US$	(188)	(218)	(176)	(186)	(768)
Other expenses/revenues	US$	(21)	(30)	(23)	(32)	(106)
Depreciation, amortization and depletion	US$	45	52	44	55	196

EBITDA	US$	27	43	99	129	298
Depreciation, amortization and depletion	US$	(45)	(52)	(44)	(55)	(196)

EBIT	US$	(18)	(9)	55	74	102
Result of equity investments	US$	(5)	(1)	(1)	(2)	(9)
Impairment	US$	—	—	—	(1)	(1)
Net financial result	US$	(7)	(5)	19	(7)	—

Income (loss) before income tax and social contribution	US$	(30)	(15)	73	64	92
Income tax and social contribution	US$	—	23	11	(42)	(8)

Net income (loss)	US$	(30)	8	84	22	84

(*) The amount of the stockholders’ equity differs from that of the note 13 due to the write-down at cost.

Steel Area – CST (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	442	447	507	489	1,885

Quantity sold - total	MT (thousand)	442	447	507	489	1,885

Average sales price - external market	US$	445.80	401.96	374.08	389.72	401.57
Average sales price - total	US$	445.80	401.96	374.08	389.72	401.57

Stockholders’ equity (*)	US$	218	212	204	206	206

Net operating revenues	US$	199	182	191	192	764
Cost of products / Other expenses	US$	(179)	(174)	(189)	(178)	(720)
Other expenses/revenues	US$	(8)	(5)	(6)	(6)	(25)
Depreciation, amortization and depletion	US$	7	8	7	7	29

EBITDA	US$	19	11	3	15	48
Depreciation, amortization and depletion	US$	(7)	(8)	(7)	(7)	(29)

EBIT	US$	12	3	(4)	8	19
Net financial result	US$	(3)	(3)	(2)	(3)	(11)
Gain on investments accounted for by the equity method	US$	—	—	—	—	—

Income (loss) before income tax and social contribution	US$	9	—	(6)	5	8
Income tax and social contribution	US$	(4)	—	3	(2)	(3)

Net income (loss)	US$	5	—	(3)	3	5

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	475	537	508	932	2,452

Quantity sold - total	MT (thousand)	475	537	508	932	2,452

Average sales price - external market	US$	328.65	384.64	382.38	428.79	390.11
Average sales price - total	US$	328.65	384.64	382.38	428.79	390.11

Stockholders’ equity (*)	US$	194	208	220	212	212

Net operating revenues	US$	158	188	196	212	754
Cost of products / Other expenses	US$	(146)	(159)	(166)	(177)	(648)
Other expenses/revenues	US$	(5)	(6)	(7)	(8)	(26)
Depreciation, amortization and depletion	US$	7	7	7	7	28

EBITDA	US$	14	30	30	34	108
Depreciation, amortization and depletion	US$	(7)	(7)	(7)	(7)	(28)

EBIT	US$	7	23	23	27	80
Net financial result	US$	(4)	(4)	(3)	(12)	(23)
Gain on investments accounted for by the equity method	US$	—	—	—	1	1

Income (loss) before income tax and social contribution	US$	3	19	20	16	58
Income tax and social contribution	US$	(1)	(8)	(8)	(6)	(23)

Net income (loss)	US$	2	11	12	10	35

(*) The amount of the stockholders’ equity differs from that in Note 8 due to the write-down of CST.

Logistics Area – Docenave (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Shipping: Quantity sold - External market:
. Bulk transportation (ore oil)	MT (thousand)	2,559	1,837	1,703	1,835	7,934
. Containers (TEUS)	TEUS	2,360	3,427	4,682	6,797	17,266
. TUG (maneuver)	Maneuver	632	776	773	983	3,164
Shipping: Quantity sold - Domestic market:
. Bulk transportation (ore oil)	MT (thousand)	441	251	410	285	1,387
. Containers (TEUS)	TEUS	9,682	11,987	12,053	14,872	48,594
. TUG (maneuver)	Maneuver	1,114	1,242	1,132	1,448	4,936
Average sales price - Shipping - external market:
. Bulk transportation (ore oil)	US$	7.18	8.73	6.79	9.39	8.01
. Containers (TEUS)	US$	525.00	451.12	576.68	684.27	587.05
. TUG (maneuver)	US$	2,446.20	2,695.88	2,733.51	2,237.03	2,512.64
Average sales price - Shipping - domestic market:
. Bulk transportation (ore oil)	US$	5.56	3.69	6.37	3.85	5.11
. Containers (TEUS)	US$	744.16	621.84	629.55	635.56	652.32
. TUG (maneuver)	US$	2,447.94	2,706.12	2,749.12	2,212.02	2,512.76
Long-term indebtedness, gross	US$	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1	1	1	1

Total indebtedness, gross	US$	2	2	2	2	2

Stockholders’ equity	US$	134	104	86	82	82

Net operating revenues	US$	33	31	28	37	129
Cost of products	US$	(33)	(25)	(28)	(31)	(117)
Other expenses/revenues	US$	1	20	(9)	(8)	4
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	1	26	(9)	(2)	16
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	1	26	(9)	(2)	16
Impairment	US$	—	—	—	—	—
Net financial result	US$	—	(20)	14	(1)	(7)

Income (loss) before income tax and social contribution	US$	1	6	5	(3)	9
Income tax and social contribution	US$	(1)	1	—	(1)	(1)

Net income (loss)	US$	—	7	5	(4)	8

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Shipping: Quantity sold - External market:
. Bulk transportation (ore oil)	MT (thousand)	1,198	1,572	1,544	1,576	5,890
. Containers (TEUS)	TEUS	1,619	2,326	1,486	3,349	8,780
. TUG (maneuver)	Maneuver	631	827	638	791	2,887
Shipping: Quantity sold - Domestic market:
. Bulk transportation (ore oil)	MT (thousand)	377	505	643	491	2,016
. Containers (TEUS)	TEUS	14,563	16,222	14,176	14,922	59,883
. TUG (maneuver)	Maneuver	965	940	967	1,063	3,935
Average sales price - Shipping - external market:
. Bulk transportation (ore oil)	US$	6.28	5.44	4.37	5.36	5.32
. Containers (TEUS)	US$	980.23	386.07	1,914.54	408.18	762.76
. TUG (maneuver)	US$	2,393.03	1,983.07	2,092.48	1,994.94	2,100.10
Average sales price - Shipping - domestic market:
. Bulk transportation (ore oil)	US$	4.11	4.07	2.05	5.46	3.77
. Containers (TEUS)	US$	697.38	653.68	516.30	588.59	615.57
. TUG (maneuver)	US$	2,394.82	1,920.21	2,097.21	1,996.24	2,100.64
Long-term indebtedness, gross	US$	34	33	32	2	2
Short-term indebtedness, gross	US$	5	5	5	1	1

Total indebtedness, gross	US$	39	38	37	3	3

Stockholders’ equity	US$	157	139	116	127	127

Net operating revenues	US$	25	24	21	24	94
Cost of products	US$	(22)	(24)	(19)	(20)	(85)
Other expenses/revenues	US$	15	(1)	(2)	(7)	5
Depreciation, amortization and depletion	US$	2	2	2	2	8

EBITDA	US$	20	1	2	(1)	22
Depreciation, amortization and depletion	US$	(2)	(2)	(2)	(2)	(8)

EBIT	US$	18	(1)	—	(3)	14
Impairment	US$	(9)	(6)	7	2	(6)
Net financial result	US$	2	(14)	50	—	38

Income (loss) before income tax and social contribution	US$	11	(21)	57	(1)	46
Income tax and social contribution	US$	(1)	—	—	—	(1)

Net income (loss)	US$	10	(21)	57	(1)	45

Logistics Area - FCA (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - internal market - Railroad Service	(thousand)	5,431	6,024	6,336	6,028	23,819

Quantity sold - total	(thousand)	5,431	6,024	6,336	6,028	23,819

Average sales price - internal market - Railroad Service	US$	5.58	7.05	7.86	7.69	7.09
Average sales price - total	US$	5.58	7.05	7.86	7.69	7.09
Long-term indebtedness, gross	US$	103	120	115	115	115
Short-term indebtedness, gross	US$	13	16	16	17	17

Total indebtedness, gross	US$	116	136	131	132	132

Stockholders’ equity	US$	16	40	29	37	37

Net operating revenues	US$	26	38	44	41	149
Cost of products	US$	(29)	(51)	(45)	(55)	(180)
Other expenses/revenues	US$	(5)	(3)	(7)	(11)	(26)
Depreciation, amortization and depletion	US$	2	1	3	4	10

EBITDA	US$	(6)	(15)	(5)	(21)	(47)
Depreciation, amortization and depletion	US$	(2)	(1)	(3)	(4)	(10)

EBIT	US$	(8)	(16)	(8)	(25)	(57)
Impairment	US$	(2)	—	—	—	(2)
Net financial result	US$	—	6	(4)	(2)	—
Minority interest	US$	—	—	—	—	—

Net income (loss)	US$	(10)	(10)	(12)	(27)	(59)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - internal market - Railroad Service	(thousand)	5,376	6,107	6,253	6,001	23,737

Quantity sold - total	(thousand)	5,376	6,107	6,253	6,001	23,737

Average sales price - internal market - Railroad Service	US$	6.23	6.54	5.41	4.82	5.74
Average sales price - total	US$	6.23	6.54	5.41	4.82	5.74
Long-term indebtedness, gross	US$	122	109	96	107	107
Short-term indebtedness, gross	US$	7	14	11	21	21

Total indebtedness, gross	US$	129	123	107	128	128

Stockholders’ equity	US$	69	50	30	(15)	(15)

Net operating revenues	US$	29	35	30	25	119
Cost of products	US$	(33)	(35)	(32)	(35)	(135)
Other expenses/revenues	US$	(3)	(7)	(5)	(28)	(43)
Depreciation, amortization and depletion	US$	3	4	3	6	16

EBITDA	US$	(4)	(3)	(4)	(32)	(43)
Depreciation, amortization and depletion	U$S	(3)	(4)	(3)	(6)	(16)

EBIT	US$	(7)	(7)	(7)	(38)	(59)
Impairment	US$	—	—	—	(10)	(10)
Net financial result	US$	(3)	(14)	(24)	3	(38)
Minority interest	US$	—	—	—	—	—

Net income (loss)	US$	(10)	(21)	(31)	(45)	(107)

Others – PPSA (Additional information - Unaudited)

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	91	71	101	104	367
Quantity sold - internal market	MT (thousand)	17	13	13	13	56

Quantity sold - total	MT (thousand)	108	84	114	117	423

Average sales price - external market	US$	156,52	159,99	143,15	153,80	152,74
Average sales price - internal market	US$	127,82	165,77	156,85	159,62	150,75
Average sales price - total	US$	152,00	160,88	144,71	154,45	152,48
Long-term indebtedness, gross	US$	77	72	44	44	44
Short-term indebtedness, gross	US$	13	3	12	9	9

Total indebtedness, gross	US$	90	75	56	53	53

Stockholders’ equity	US$	(15)	(5)	28	26	26

Net operating revenues	US$	16	11	16	20	63
Cost of products	US$	(8)	(9)	(11)	(10)	(38)
Other expenses/revenues	US$	(2)	(7)	(3)	(3)	(15)
Depreciation, amortization and depletion	US$	1	1	1	2	5

EBITDA	US$	7	(4)	3	9	15
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(2)	(5)

EBIT	US$	6	(5)	2	7	10
Impairment	US$	—	—	—	(5)	(5)
Net financial result	US$	5	13	(5)	—	13

Income (loss) before income tax and social contribution	US$	11	8	(3)	2	18
Income tax and social contribution	US$	(1)	1	—	(2)	(2)

Net income (loss)	US$	10	9	(3)	—	16

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	63	61	81	89	294
Quantity sold - internal market	MT (thousand)	9	13	8	6	36

Quantity sold - total	MT (thousand)	72	74	89	95	330

Average sales price - external market	US$	156,49	155,62	162,26	145,71	154,64
Average sales price - internal market	US$	156,78	142,00	123,88	156,17	144,03
Average sales price - total	US$	156,53	153,23	158,81	146,37	153,48
Long-term indebtedness, gross	US$	35	57	57	99	99
Short-term indebtedness, gross	US$	34	41	29	16	16

Total indebtedness, gross	US$	69	98	86	115	115

Stockholders’ equity	US$	3	(16)	(30)	(23)	(23)

Net operating revenues	US$	11	8	13	12	44
Cost of products	US$	(5)	(6)	(5)	(4)	(20)
Other expenses/revenues	US$	(3)	(4)	1	(2)	(8)
Depreciation, amortization and depletion	US$	1	1	—	—	2

EBITDA	US$	4	(1)	9	6	18
Depreciation, amortization and depletion	US$	(1)	(1)	—	—	(2)

EBIT	US$	3	(2)	9	6	16
Impairment	US$	—	—	—	—	—
Net financial result	US$	(1)	(18)	(35)	10	(44)

Income (loss) before income tax and social contribution	US$	2	(20)	(26)	16	(28)
Income tax and social contribution	US$					—

Net income (loss)	US$	2	(20)	(26)	16	(28)

Others – Caemi (Additional information - Unaudited)

		2003
		As of and for the three-months ended
		March 31
Information		(*)	June 30 (*)	September 30	December 31	Total
IRON ORE
Quantity sold - external market	MT (thousand)	—	—	2,798	8,598	11,396
Quantity sold - internal market	MT (thousand)	—	—	612	1,868	2,480

Quantity sold - total	MT (thousand)	—	—	3,410	10,466	13,876

Average sales price - external market	US$	—	—	18.74	18.64	18.66
Average sales price - internal market	US$	—	—	11.81	10.89	11.12
Average sales price - total	US$	—	—	17.85	17.25	17.40
BAUXITE
Quantity sold - external market	MT (thousand)	—	—	4	13	17
Quantity sold - internal market	MT (thousand)	—	—	5	13	18

Quantity sold - total	MT (thousand)	—	—	9	26	35

Average sales price - external market	US$	—	—	163.50	154.08	156.30
Average sales price - internal market	US$	—	—	141.00	168.62	160.95
Average sales price - total	US$	—	—	151.00	161.35	158.69
KAOLIN
Quantity sold - external market	MT (thousand)	—	—	61	145	206
Quantity sold - internal market	MT (thousand)	—	—	7	18	25

Quantity sold - total	MT (thousand)	—	—	68	163	231

Average sales price - external market	US$	—	—	145.67	167.13	160.78
Average sales price - internal market	US$	—	—	179.00	152.96	160.25
Average sales price - total	US$	—	—	149.10	165.05	160.35
Long-term indebtedness, gross	US$	—	—	199	194	194
Short-term indebtedness, gross	US$	—	—	8	16	16

Total indebtedness, gross	US$	—	—	207	210	210

Stockholders’ equity	US$	—	—	911	959	959

Net operating revenues	US$	—	—	66	200	266
Cost of products	US$	—	—	(51)	(116)	(167)
Other expenses/revenues	US$	—	—	(6)	(24)	(30)
Depreciation, amortization and depletion	US$	—	—	(8)	(11)	(19)

EBITDA	US$	—	—	1	49	50
Depreciation, amortization and depletion	US$	—	—	8	11	19

EBIT	US$	—	—	9	60	69
Impairment	US$	—	—	—	(16)	(16)
Gain on investments accounted for by the equity method	US$	—	—	3	28	31
Net financial result	US$	—	—	1	(5)	(4)

Income before income tax and social contribution	US$	—	—	13	67	80
Income tax and social contribution	US$	—	—	(2)	(13)	(15)
Minority interest	US$	—	—	3	(14)	(11)

Net income	US$	—	—	14	40	54

(*) Consolidated as from September 1, 2003.

Indexes on CVRD’s Consolidated Debt (Additional information - Unaudited)

					2003	2002	2001
	As of and for the three months ended
					As of and for the year
	December 31	September 30	June 30	March 31	ended December 31
Current debt
Current portion of long-term debt - related parties	—	—	—	—	—	—	22
Current portion of long-term debt - unrelated parties	1,009	1,147	1,021	789	1,009	717	274
Short-term debt	129	129	131	61	129	184	589
Loans from related parties	119	101	64	56	119	64	168

	1,257	1,377	1,216	906	1,257	965	1,053
Long-term debt
Long-term debt - related parties	—	—	—	—	—	—	156
Long-term debt - unrelated parties	2,767	2,921	2,061	2,401	2,767	2,359	2,014
Loans from related parties	4	6	5	7	4	7	21

	2,771	2,927	2,066	2,408	2,771	2,366	2,191

Gross debt (current plus long-term debt)	4,028	4,304	3,282	3,314	4,028	3,331	3,244

Interest paid over:
Short-term debt	—	—	(1)	(6)	(7)	(46)	(45)
Long-term debt	(38)	(54)	(33)	(53)	(178)	(157)	(164)

Interest paid	(38)	(54)	(34)	(59)	(185)	(203)	(209)
EBITDA	568	630	490	442	2,130	1,789	1,772
Stockholders’ equity	4,884	4,641	4,562	3,640	4,884	3,287	4,640
EBITDA / Interest paid	14.95	11.67	14.41	7.49	11.51	8.81	8.48
Gross Debt / EBITDA	1.77	1.71	1.67	1.87	1.89	1.86	1.83
Gross debt / Equity Capitalization (%)	45	48	42	48	45	50	41
Financial expenses
Accrued interest	(52)	(54)	(41)	(49)	(196)	(269)	(242)
Labor and civil claims and tax-related actions	(24)	(10)	(6)	(6)	(46)	(50)	(28)
Tax on financial transactions - CPMF	(8)	(6)	(5)	(4)	(23)	(10)	(38)
Derivatives (Interest rate / Currencies)	5	2	4	(8)	3	(42)	(36)
Others	(43)	(15)	(16)	(15)	(89)	(4)	(25)

	(122)	(83)	(64)	(82)	(351)	(375)	(369)

Financial income
Cash and cash equivalents	14	18	26	10	68	83	105
Others	4	9	3	18	34	44	30

	18	27	29	28	102	127	135

Financial expenses, net	(104)	(56)	(35)	(54)	(249)	(248)	(234)

Foreign exchange and monetary gain (losses) on liabilities	303	(141)	828	276	1,266	(1,576)	(648)
Foreign exchange and monetary gain (losses) on assets	(311)	84	(571)	(226)	(1,024)	996	289

Foreign exchange and monetary gain (losses), net	(8)	(57)	257	50	242	(580)	(359)

Financial result, net	(112)	(113)	222	(4)	(7)	(828)	(593)

Calculation of EBITDA (Additional information - Unaudited)

	2003
	As of and for the three months ended				As of
					and for the
					year ended
	December 31	September 30	June 30	March 31	December 31
Operating income	392	501	388	363	1,644
Depreciation	78	63	54	43	238

	470	564	442	406	1,882
Write-down of assets	39	—	12	—	51
Dividends received	59	66	36	36	197

EBITDA	568	630	490	442	2,130

Net operating revenues	1,638	1,432	1,170	1,110	5,350
Margin EBITDA	34.7%	44.0%	41.9%	39.8%	39.8%

Adjusted EBITDA x Operating Cash Flows (Additional information - Unaudited)

	2003
	As of and for the three months ended								As of and for the
	December 31		September 30		June 30		March 31		year ended December 31
		Operating		Operating		Operating		Operating
		cash		cash		cash		cash		Operating
	EBITDA	flows	EBITDA	flows	EBITDA	flows	EBITDA	flows	EBITDA	cash flows
Net income	270	270	468	468	456	456	354	354	1,548	1,548
Income tax	50	76	(6)	41	133	25	65	65	242	207
Income tax cash	16	—	6	—	27	—	6	—	55	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(88)	(88)	(89)	(89)	(35)	(35)	(94)	(94)	(306)	(306)
Foreign exchange and monetary losses	8	5	57	13	(257)	(258)	(50)	(142)	(242)	(382)
Financial expenses	104	43	56	44	35	3	54	13	249	103
Minority interests	49	49	9	9	29	29	18	18	105	105
Change in accounting pratice for asset retirement obligations	—	—	—	—	—	—	10	10	10	10
Gain on sold of investments	(17)	(17)	—	—	—	—	—	—	(17)	(17)
Net working capital	—	13	—	(140)	—	139	—	45	—	57
Others	—	(13)	—	(40)	—	(9)	—	8	—	(54)

Operating income	392	338	501	306	388	350	363	277	1,644	1,271
Depreciation, depletion and amortization	78	78	63	63	54	54	43	43	238	238
Dividends received	59	59	66	66	36	36	36	36	197	197
Impairment of property, plant and equipment	39	39	—	—	12	12	—	—	51	51

	568	514	630	435	490	452	442	356	2,130	1,757

Operating cash flows		514		435		452		356		1,757

Income tax		(26)		(47)		108		—		35
Income tax cash		16		6		27		6		55
Foreign exchange and monetary losses		3		44		1		92		140
Financial expenses		61		12		32		41		146
Net working capital		(13)		140		(139)		(45)		(57)
Others		13		40		9		(8)		54

EBITDA		568		630		490		442		2,130

Board of Directors, Fiscal Council and Executive Officers

Board of Directors

Sérgio Ricardo Silva Rosa Chairman

Mário da Silveira Teixeira Júnior

Arlindo Magno de Oliveira

Cláudio Bernardo Guimarães de Moraes

Erik Persson

Francisco Valadares Póvoa

Jaques Wagner

Katsuto Momii

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

Advisory Committees of the Board of Directors

Audit Committee
Antonio José de Figueiredo Ferreira
Marcos Fábio Coutinho
Paulo Roberto Ferreira de Medeiros
Ricardo Wiering de Barros

Executive Development Committee
Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Fiscal Council

Joaquim Vieira Ferreira Levy

Luiz Octávio Nunes West

Pedro Carlos de Mello

Vicente Barcelos

Wilson Risolia Rodrigues

Executive Officers

Roger Agnelli
Chief Executive Officer

Antonio Miguel Marques
Executive Officer for Equity Holdings and Business Development

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Diego Cristobal Hernández Cabrera
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Otto de Souza Marques Junior
Chief Officer of Control Department

Eduardo de Carvalho Duarte
Chief Accountant
CRC-RJ 57439

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: March 29, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer